Sticker to Prospectus

The Prospectus for ICON Leasing Fund Twelve, LLC (“Fund Twelve”) consists of (1) this sticker, (2) the Prospectus which is dated May 7, 2007, (3) Supplement No. 1 dated June 25, 2007, (4) Supplement No. 2 dated August 16, 2007, (5) Supplement No. 3 dated November 20, 2007, (6) Supplement No. 4 dated January 18, 2008, (7) Supplement No. 5 dated April 7, 2008, (8) Supplement No. 6 dated May 7, 2008, (9) Supplement No. 7 dated May 21, 2008, (10) Supplement No. 8 dated June 27, 2008, (11) Supplement No. 9 dated August 1, 2008, (12) Supplement No. 10 dated November 5, 2008, (13) Supplement No. 11 dated December 8, 2008, (14) Supplement No. 12 dated December 30, 2008, (15) Supplement No. 13 dated January 14, 2009, and this Supplement No. 14 dated March 30, 2009, which (i) contains information related to the current status of the offering, (ii) provides information regarding several transactions entered into by Fund Twelve, (iii) updates certain information regarding Fund Twelve’s manager, ICON Capital Corp., (iv) updates certain information regarding other programs sponsored by Fund Twelve’s manager, and (v) updates certain financial information of Fund Twelve to December 31, 2008.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-138661

ICON LEASING FUND TWELVE, LLC

SUPPLEMENT NO. 14
DATED MARCH 30, 2009

TO PROSPECTUS DATED
MAY 7, 2007

Summary

We are providing you with this Supplement No. 14, dated March 30, 2009, to update the Prospectus, dated May 7, 2007, as amended by Supplement No. 1, dated June 25, 2007, Supplement No. 2, dated August 16, 2007, Supplement No. 3, dated November 20, 2007, Supplement No. 4, dated January 18, 2008, Supplement No. 5, dated April 7, 2008, Supplement No. 6, dated May 7, 2008, Supplement No. 7, dated May 21, 2008, Supplement No. 8, dated June 27, 2008, Supplement No. 9, dated August 1, 2008, Supplement No. 10, dated November 5, 2008, Supplement No. 11, dated December 8, 2008, Supplement No. 12, dated December 30, 2008, and Supplement No. 13, dated January 14, 2009.  The information in this Supplement No. 14 supplements, modifies and supersedes some of the information contained in the ICON Leasing Fund Twelve, LLC (‘‘Fund Twelve’’) Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8, Supplement No. 9, Supplement No. 10, Supplement No. 11, Supplement No. 12, and Supplement No. 13.  This Supplement No. 14 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8, Supplement No. 9, Supplement No. 10, Supplement No. 11, Supplement No. 12, and Supplement No. 13.

The primary purposes of this Supplement No. 14 are to:

•	Describe the current status of the offering;

•	Provide information regarding several transactions entered into by Fund Twelve;

•	Update certain information regarding Fund Twelve’s manager, ICON Capital Corp.;

•	Update certain information regarding other programs sponsored by Fund Twelve’s manager; and

•	Update certain financial information of Fund Twelve to December 31, 2008.

Current Status of the Offering

The initial closing date for Fund Twelve was May 25, 2007, the date at which Fund Twelve had raised $1,200,000 and reached the minimum offering amount.  On July 13, 2007, Fund Twelve achieved the $20,000,000 minimum offering for the Commonwealth of Pennsylvania.  As of March 23, 2009, 313,637 shares of limited liability company interests (“Shares”) have been sold to 7,419 additional members, representing $312,497,582 of capital contributions to Fund Twelve.

Compensation Paid to Affiliates and Certain Non-Affiliates

Through March 23, 2009, Fund Twelve paid and/or accrued the following fees or expenses in connection with its offering of Shares:  (i) sales commissions to third parties in the amount of $24,179,875, (ii) underwriting fees to affiliated parties in the amount of $6,044,969, and (iii) organizational and offering fees to affiliated parties in the amount of $5,312,493.  These fees are described on pages 25 and 26 of the Prospectus, as supplemented.

Recent Transactions

Global Crossing Transactions

On March 9, 2009, Fund Twelve, through its wholly-owned subsidiary, ICON Global Crossing IV, LLC (“ICON Global Crossing IV”), purchased telecommunications equipment for approximately $2,694,000 that is subject to lease with Global Crossing. The lease expires on March 31, 2012. On March 18, 2009, Fund Twelve, through its wholly-owned subsidiary, ICON Global Crossing IV, purchased telecommunications equipment for approximately $1,165,000 that is subject to a lease with Global Crossing.  The lease expires on March 31, 2012.

Murray Transaction

On February 18, 2009, Fund Twelve, through its wholly-owned subsidiary, ICON Murray, LLC, purchased mining equipment for approximately $3,348,000 that is subject to lease with American Energy Corporation and Ohio American Energy, Incorporated. The lease expires on March 31, 2011.

Swiber Transaction

On March 24, 2009, Fund Twelve, through its wholly-owned subsidiary, ICON Victorious, LLC (“ICON Victorious”), purchased an interest in an Accommodation and Work Barge (the “Barge”), Swiber Victorious, from Swiber Engineering Ltd. (“Swiber”) for the purchase price of $42,500,000.  The purchase price was funded by (i) a contribution by ICON Victorious of cash in the amount of $19,125,000 to Victorious, LLC (“Victorious”), a Marshall Islands limited liability company, in exchange for a senior, controlling equity interest in and all management rights with respect to Victorious, (ii) the contribution of the Barge from Swiber in exchange for a subordinate, non-controlling equity interest in Victorious, and (iii) the assumption by Victorious of $5,000,000 of subordinated indebtedness in favor of Swiber that bears interest at the rate of 3.5% per annum and is payable quarterly in arrears.   The Barge is subject to an eight year bareboat charter with Swiber Offshore Marine Pte. Ltd. (the “Charterer”) beginning April 1, 2009.  At the conclusion of the charter, the Charterer has an option to purchase the Barge for $21,000,000. The obligations of the various Swiber entities that are parties to the transaction are guaranteed by Swiber’s parent company, Swiber Holdings Limited.

Management

The disclosure under the heading “Our Manager” on pages 3 and 4 of Fund Twelve’s prospectus, dated May 7, 2007, as supplemented, is hereby replaced in its entirety by the following:

Our Manager

ICON Capital Corp. was formed in 1985. In addition to the primary services related to our acquisition and disposition of equipment, our Manager will provide services relating to the day-to-day management of our equipment portfolio. These services include:

•	collecting payments due from the lessees, borrowers and other counterparties;
•	remarketing equipment that is off-lease;
•	inspecting equipment;
•	serving as a liaison with lessees, borrowers and other counterparties;
•	supervising equipment maintenance; and
•	monitoring performance by lessees, borrowers and other counterparties of their obligations, including contractual payments to us and all operating expenses.

Our Manager’s current executive management team, led by Thomas W. Martin, Chairman, Michael A. Reisner, Co-Chief Executive Officer and Co-President and Mark Gatto, Co-Chief Executive Officer and Co-President, has worked together since 2001.  They have extensive equipment financing experience, with over 35 years in selecting, acquiring, leasing, financing, managing and remarketing (re-leasing and selling) equipment. Messrs. Reisner and Gatto would be considered our ‘‘promoters.’’ For more information regarding each of Messrs. Martin, Reisner and Gatto, see ‘‘Management.’’

According to The Stanger Report: A Guide to DPP Investing, our Manager is one of the leading sponsors of registered direct investment programs and is the leading sponsor of public equipment leasing and finance programs. According to the Monitor, Inc. (‘‘Monitor’’), our Manager is the third largest independent equipment leasing and finance company in the United States. To date, our Manager has sponsored equipment leasing and finance programs that have raised more than $1.3 billion in equity from more than 45,000 investors. In addition, our Manager has had management responsibility for more than $3 billion invested by equipment leasing and finance programs sponsored by it since its inception. See ‘‘Management’’ and ‘‘Other Programs Sponsored by Our Manager’’ for more information.

As of December 31, 2008, our Manager sponsors and manages six other public equipment leasing and finance programs. Our Manager is also the sole stockholder of ICON Securities Corp., the dealer-manager of this offering. The following diagram shows our Manager’s relationship to some of our affiliates.

Relationships with Some of Our Manager’s Affiliates

The disclosure under the heading ‘‘Relationships with Some of Our Manager’s Affiliates’’ on page 40 of Fund Twelve’s prospectus, dated May 7, 2007, as supplemented, is hereby replaced in its entirety by the following:

The following diagram shows our relationship to our Manager and its affiliates.

Messrs. Reisner and Gatto would be considered our Manager’s ‘‘promoters.’’ As an officer and director of ICON Capital Corp., each of Messrs. Reisner and Gatto would indirectly receive a portion of the compensation received by ICON Capital Corp. as set forth under ‘‘Compensation of Our Manager and Certain Non-Affiliates.’’ Messrs. Reisner and Gatto are each directors of ICON Securities Corp. and as such would indirectly receive a portion of the compensation received by ICON Securities Corp. as set forth under ‘‘Compensation of Our Manager and Certain Non-Affiliates.’’

Other Programs Sponsored by our Manager

The disclosure under the heading “Other Programs Sponsored by our Manager” on pages 36 through 39 of the Prospectus dated May 7, 2007, as supplemented, is hereby replaced in its entirety by the following:

OTHER PROGRAMS SPONSORED BY OUR MANAGER

Our Manager was formed in 1985 to finance and lease equipment and act as the manager or general partner for publicly offered, income-oriented equipment leasing and finance funds. In addition to acting as our Manager, as of December 31, 2008, our Manager sponsored and is the manager or general partner of:

•	ICON Cash Flow Partners L.P. Seven (“LP Seven”), which transferred its sole remaining asset to a liquidating trust (the “LP Seven Liquidating Trust”) in July 2007;
•
ICON Income Fund Eight A L.P. (“Fund Eight A”), which entered into its liquidation period in December 2005 and which transferred its sole remaining asset to a liquidating trust (the ‘‘Fund Eight A Liquidating Trust’’) as of March 16, 2009;

•	ICON Income Fund Eight B L.P. (“Fund Eight B”), which entered into its liquidation period in June 2007;
•	ICON Income Fund Nine, LLC (“Fund Nine”), which entered into its liquidation period in May 2008;
•	ICON Income Fund Ten, LLC (“Fund Ten”); and
•	ICON Leasing Fund Eleven, LLC (“Fund Eleven”).

Also, our Manager sponsored and was the general partner of:

•	ICON Cash Flow Partners, L.P., Series A (“Series A”), which was liquidated and dissolved in 1999;
•	ICON Cash Flow Partners, L.P., Series B (“Series B”), which was liquidated and dissolved in 1999;
•	ICON Cash Flow Partners, L.P., Series C (“Series C”), which was liquidated and dissolved in 2001;
•	ICON Cash Flow Partners, L.P., Series D (“Series D”), which was liquidated and dissolved in 2005;
•	ICON Cash Flow Partners, L.P., Series E (“Series E”), which was liquidated and dissolved in 2006; and
•	ICON Cash Flow Partners L.P. Six (“LP Six”), which was liquidated and dissolved in 2006.

The foregoing equipment leasing and finance funds are referred to collectively as the equipment leasing and finance funds sponsored by our Manager. All of these equipment leasing and finance funds sponsored by our Manager were publicly offered equipment leasing and financing limited partnerships or limited liability companies. Our Manager and its affiliates have also engaged in the past, and our Manager and its affiliates may in the future engage, in the business of brokering or acquiring equipment leasing and financing transactions that do not meet the investment criteria our Manager has established for us and for the equipment leasing and finance funds sponsored by it, such as the criteria for creditworthiness, equipment types, excess transaction size or concentration by lessee, location or industry.

As of December 31, 2008, six of the twelve other equipment leasing and finance funds that our Manager sponsored have completed operations and have been liquidated. These equipment leasing and finance funds had different investment objectives than us and were primarily operated by individuals who have not been part of our Manager’s current management team. A brief financial summary of the performance of those completed funds follows.

	Series A	Series B		Series C		Series D	Series E	LP Six
Amount Invested	$1,000.00	$1,000.	00	$1,000.	00	$1,000.00	$1,000.00	$1,000.	00
Total Distributions	1,238.74	957.	60	968.	45	1,253.97	1,064.32	957.	31
Gain/Loss on Distributions	238.74	(42.	40)	(31.	55)	253.97	64.32	(42.	69)
Year Offering Commenced	1987	1989		1990		1991	1992	1993
Year Offering Terminated	1989	1990		1991		1992	1993	1995
Year Liquidation Period Commenced	1999	1999		2001		1997	1998	2000

As noted, three of those completed equipment leasing and finance funds did not completely return to their respective investors all of their capital and the other three completed funds returned $238.74, $253.97, and $64.32 for each $1,000 invested to its investors in excess of their original investment.

Total Gross Offering Proceeds of Equipment Leasing and Finance Funds Sponsored by our Manager
(as of December 31, 2008)

Fund	Number of Investors	Total Gross Offering Proceeds
Series A (dissolved in 1999)	225	$2,504,500
Series B (dissolved in 2001)	1,756	20,000,000
Series C (dissolved in 2001)	1,741	20,000,000
Series D (dissolved in 2005)	3,076	40,000,000
Series E (dissolved in 2006)	3,712	61,041,151
LP Six (dissolved in 2006)	2,276	38,385,712
LP Seven	4,655	99,999,681
Fund Eight A	2,906	74,996,504
Fund Eight B	2,832	75,000,000
Fund Nine	3,259	99,653,474
Fund Ten	4,393	149,994,502
Fund Eleven	8,636	365,198,690
Fund Twelve	6,503	273,126,130
Total:	45,970	$1,319,900,344

The equipment leasing and finance funds sponsored by our Manager that are still in the reinvestment phase are all actively engaged in making investments and all other equipment leasing and finance funds sponsored by our Manager are either in their liquidation period or have liquidated. As of December 31, 2008, the equipment leasing and finance funds sponsored by our Manager had originated or acquired investments as follows:

Investments Originated or Acquired by Equipment Leasing and Finance Funds Sponsored by our Manager as of December 31, 2008
(All Amounts in Dollars of Original Acquisition Cost)

Fund	Leased Equipment	Other Transactions	Total Investments
Series A (dissolved in 1999)	$6,226,774	$1,556,694	$7,783,468
Series B (dissolved in 2001)	40,950,305	26,850,666	67,800,971
Series C (dissolved in 2001)	45,800,967	26,853,123	72,654,090
Series D (dissolved in 2005)	55,577,669	81,733,088	137,310,757
Series E (dissolved in 2006)	80,651,864	199,000,866	279,652,730
LP Six (dissolved in 2006)	93,104,306	80,323,694	173,428,000
LP Seven	251,479,444	75,503,618	326,983,062
Fund Eight A	152,696,530	25,258,312	177,954,842
Fund Eight B	239,483,806	38,761,792	278,245,598
Fund Nine	265,889,202	55,610,824	321,500,026
Fund Ten	212,848,352	92,640,191	305,448,543
Fund Eleven	760,389,928	35,927,045	796,316,973
Fund Twelve	293,423,759	49,883,012	343,306,771

As of December 31, 2008, the equipment leasing and finance funds sponsored by our Manager had leases and other transactions under management (determined by the original cost of the investment acquired less the total original cost of assets sold) in the U.S. dollar amounts shown below.

Investment Portfolio of Equipment Leasing and Finance Funds Sponsored by our Manager
as of December 31, 2008

Fund	Leased Equipment	Other Transactions	Total Investments
Series A (dissolved in 1999)	$—	$—	$—
Series B (dissolved in 2001)	$—	$—	$—
Series C (dissolved in 2001)	$—	$—	$—
Series D (dissolved in 2005)	$—	$—	$—
Series E (dissolved in 2006)	$—	$—	$—
LP Six (dissolved in 2006)	$—	$—	$—
LP Seven	$—	$11,638,008	$11,638,008
Fund Eight A	$0	$2,266,953	$2,266,953
Fund Eight B	$87,183,828	$40,725,893	$127,909,721
Fund Nine	$204,764,272	$47,161,904	$251,926,176
Fund Ten	$163,773,870	$60,954,357	$224,728,227
Fund Eleven	$494,777,208	$27,080,610	$521,857,818
Fund Twelve	$293,423,759	$45,387,946	$338,811,705

Funds Sponsored by our Manager’s Original Owners

Each of Series A, Series B, Series C, Series D, Series E and LP Six were syndicated before 1996 by our Manager under its original ownership and management. None of our Manager’s current owners, officers or employees was part of our Manager’s ownership or management team at the time that these equipment leasing and finance funds were syndicated. Each of Series A, Series B, Series C, Series D, Series E and LP Six had investment objectives and policies significantly different than ours. For example, the majority of the original investments made by those funds were in small ticket leases (leases of equipment with an acquisition cost of less than $5 million) of new or recently delivered equipment, whereas a significant portion of the investments that we will make are expected to be in large ticket equipment (equipment with an acquisition cost of $5 million or more) and equipment portfolios, which our Manager believes will provide us with the appropriate diversification necessary to achieve our investment objectives. Additionally, Series A, Series B, Series C, Series D, Series E and LP Six attempted to compete with large commercial lending institutions that had significantly lower costs of capital in the highly competitive business of originating new leases. Finally, the amount of the gross offering proceeds raised by each of Series A, Series B, Series C, Series D, Series E and LP Six was substantially smaller than what we are likely to raise. Less offering proceeds result in smaller investment portfolios and less portfolio diversification. For example, Series A raised only $2.5 million, Series B and Series C each raised only $20 million, Series D raised only $40 million, Series E raised only $60 million and LP Six raised only $38 million. Other equipment leasing and finance funds our Manager sponsored under subsequent management raised in excess of 97% of the amounts offered, which have been between $75 and $375 million.

Three of the equipment leasing and finance funds sponsored by our Manager’s original owners, Series A, Series B and Series C, experienced unexpected losses in 1992. In addition, Series D, Series E and LP Six were all affected to varying degrees by the events of September 11, 2001. These funds were adversely impacted by the events of September 11th, as evidenced by their inability to overcome the resulting market conditions for some of their investments in commercial aircraft and certain marine assets that were encumbered with significant non-recourse indebtedness. For example, Series D had a $6.8 million investment in two identical de Havilland DHC-8-102 aircraft on lease to U.S. Airways, Inc. In September 2000, it sold one of the aircraft for a gain of approximately $708,000; however, following the events of September 11th, U.S. Airways filed for bankruptcy and rejected the lease on the other aircraft, which was ultimately sold for a loss of approximately $360,000. In addition, following the events of September 11th, each of Series E and LP Six wrote down its residual position in McDonnell-Douglas MD-83 aircraft on lease to Aerovias de Mexico, S.A. de C.V. by $1.5 million per aircraft and each aircraft was ultimately sold to the lender in satisfaction of the outstanding debt and accrued interest. The losses incurred by investors in those funds do not take into account the benefit of tax-deferral resulting from the fact that a significant portion of early distributions received by investors comprised a return of capital, which was not subject to tax at the time of receipt.

In each of the foregoing examples, the remaining loan balance at the expiration of each respective lease was greater than the fair market value of each asset. In those instances, the equipment could not have been sold for an amount sufficient to satisfy the outstanding debt balance and could not be re-leased to a third-party at a lease rate high enough to make the debt service payments owed to the lender. As a consequence, the equipment was either voluntarily returned to the lender in satisfaction of the outstanding debt or repossessed by the lender and the fund received no additional proceeds from the equipment.

Each of Series E and LP Six made its final liquidating distribution in March 2006 and was dissolved in April 2006. Series E had not made a distribution to its limited partners since May 1, 2004. LP Six had not made a distribution to its limited partners since March 1, 2004.

Funds Sponsored by our Manager’s Subsequent Owners

In 1996, our Manager was acquired by Mr. Martin along with Messrs. Beaufort J.B. Clarke and Paul Weiss, with Mr. Martin a member of its executive management since that time through the date hereof. All members of our Manager’s acquisition and remarketing departments joined those departments upon or subsequent to the ownership change. LP Seven was in syndication and had made investments utilizing the investment objectives and policies of the original ownership and management at the time of the ownership change. Fund Eight A, Fund Eight B, Fund Nine, Fund Ten, and Fund Eleven were all syndicated by our Manager during the time that Messrs. Clarke, Weiss and Martin owned and controlled our Manager. Each of LP Seven, Fund Eight A, Fund Eight B, Fund Nine, Fund Ten and Fund Eleven had investment objectives and policies that were in some respects significantly different than ours. Many of these equipment leasing and finance funds (i) relied on the use of significant non-recourse indebtedness with respect to certain investments to achieve their investment objectives, (ii) relied significantly on the residual value of certain of the equipment they invested in to achieve their investment objectives, (iii) placed less emphasis on investments that generate cash flow, and (iv) relied significantly on third parties for originating investments. On the other hand, our current investment objectives and policies provide that we will (i) rely less on the use of significant non-recourse indebtedness to achieve our investment objectives, (ii) place less of a reliance on the residual value of equipment to achieve our investment objectives, (iii) place greater emphasis on investments that generate cash flow, and (iv) rely significantly on our Manager’s originations process to originate our investments.  Also, while our Manager has in the past waived its right to some or all of the compensation that it was entitled to receive from us and the other equipment leasing and finance funds sponsored by our Manager, there can be no assurance that our Manager will waive its right to receive such compensation in the future.

In addition, like Series D, Series E and LP Six, these funds were adversely impacted by the events of September 11th and other changes in market conditions, as evidenced by their inability to overcome the resulting market conditions for some of their investments in commercial aircraft and certain marine assets that were encumbered with significant non-recourse indebtedness that these funds were not in a position to absorb in order to wait out downturns in the markets for such assets, as well as options to acquire such assets that lost significant value after September 11th. For example:

•
LP Seven had a $2.9 million investment in two supply vessels on lease to SEACOR Smit, Inc. The vessels were returned by SEACOR in June 2003 following the end of the then-current charter terms. LP Seven was not able to agree with the lender on remarketing terms and was not in a position to satisfy the outstanding indebtedness, therefore, the vessels were repossessed by the lender in September 2003. The vessels were ultimately sold for an amount less than the outstanding debt and accrued interest. In addition, LP Seven had a $6 million investment (including recourse indebtedness) in an option to acquire three Boeing 737-300 aircraft on lease to Continental Airlines, Inc. In August 2003, with the option set to expire and the value of the aircraft still significantly impacted by the events of September 11th, LP Seven restructured the recourse indebtedness in exchange for giving up its option early and a reduction in the restructured indebtedness from any excess residual proceeds received from a sale of the aircraft, which indebtedness was paid in full in July 2006, without any reduction from any excess residual proceeds from the sale of the aircraft.

•
Fund Eight A had a $5.7 million investment in two Boeing 737-400 aircraft on lease to KLM Royal Dutch Airlines. The leases at the time of the original investment expired in one year (September 2000) and the aircraft were subsequently leased to The Boeing Company and Sky Airlines, respectively. Due to service interruptions following the invasion and resulting war in Iraq in March 2003, Sky Airlines was unable to satisfy its obligations under its lease with Fund Eight A. Fund Eight A defaulted Sky Airlines under the lease; however, as Fund Eight A was not in a position to satisfy the outstanding indebtedness on the aircraft, market conditions in the post-September 11th environment were such that the aircraft could not be successfully remarketed, the aircraft were cross-collateralized to the benefit of the same non-recourse lender and had significant non-recourse indebtedness, and the aircraft had lost significant value following the events of September 11th, the lender repossessed the aircraft in October 2003.

•
Fund Eight B had a $2.2 million investment in a Boeing 767-300ER aircraft on lease to Scandinavian Airlines System (SAS). The lease with SAS expired in March 2003 and, as Fund Eight B was not in a position to satisfy the outstanding indebtedness on the aircraft, market conditions in the post-September 11th environment were such that the aircraft could not be successfully remarketed, the aircraft had significant non-recourse indebtedness, and the aircraft had lost significant value following the events of September 11th, the lender repossessed the aircraft in July 2004 in satisfaction of the outstanding debt and accrued interest. The timing of the lease expiration and repossession was unfortunate for Fund Eight B, as the market for these Boeing aircraft rebounded over the past couple of years to return to pre-September 11th levels. In addition, Fund Eight B has a $6.3 million investment in two Airbus A340 aircraft on lease to Cathay Pacific Airways Ltd. The leases are still active; however, the market for those aircraft experienced adverse changes following the investment.  As a result, the aircraft lost significant value and rental rates for the renewal terms available for the aircraft during 2005 were less than originally anticipated. While the market for the aircraft has rebounded to an extent, the recent, unprecedented rise in fuel prices during 2008 further impacted the market for the aircraft and Fund Eight B recently wrote down its residual position in the aircraft by approximately $6 million.

•
Fund Nine had an $8.4 million investment in a natural gas-fired cogeneration facility on lease to EF Kenilworth, Inc. The lease was extended in January 2004 to run through June 2009; however, as the price of natural gas reached and exceeded $5.00/MMBTU — the point at which the facility operated at break even — in 2003 and continued to rise thereafter (including peaking above $9.00/MMBTU in 2005), the lessee had increasing difficulty meeting its lease payments. Moreover, as the amount and timing of the lease payments were dependent on natural gas prices, the lease and asset became increasingly less profitable to Fund Nine over this period. Faced with the likelihood of having to put the lessee in default under the lease and remarketing the asset in significantly adverse market conditions, Fund Nine sold the asset to the lessee’s natural gas provider for $4.8 million in April 2006, which resulted in a $2 million loss on its investment. In addition, Fund Nine has a $6.5 million investment in two Airbus A340 aircraft on lease to Cathay Pacific Airways Ltd. The leases are still active; however, the market for those aircraft experienced adverse changes following the investment.  As a result, the aircraft lost significant value and rental rates for the renewal terms available for the aircraft during 2005 were less than originally anticipated. While the market for the aircraft has rebounded to an extent, the recent, unprecedented rise in fuel prices during 2008 further impacted the market for the aircraft and Fund Nine recently wrote down its residual position in the aircraft by approximately $6 million.

As discussed above, the performance of these investment losses was attributable to the adverse market conditions following the events of September 11th, other adverse market conditions (such as the cost of natural gas), the incurrence of significant non-recourse indebtedness without the ability to restructure or repay such indebtedness and/or an increasingly competitive domestic marketplace for equipment leasing and financing transactions and will ultimately impact the returns of these funds even if all of the other investments and reinvestments that were made perform in line with our Manager’s expectations and some of these funds, such as LP Seven and Fund Eight B, will likely not return all capital to their respective investors. While these events and circumstances, in large part, were out of the control of the previous ownership and management of our Manager, the current ownership and management of our Manager have established investment objectives and policies that are designed to significantly mitigate these types of risks. Nevertheless, many similar types of investments that were made by these funds under previous ownership and management did meet or exceed expectations, including Fund Eight A’s $887,000 investment in an oil rig on lease to Rowan Companies, Inc. that yielded $29.8 million in proceeds; Fund Eight B’s $2 million investment in a flight simulator on lease to BAE Systems Holdings, Inc. that yielded $8 million in proceeds; Fund Nine’s $9.6 million investment in three car carrying vessels on bareboat charter to Wilhelmsen Lines Shipowning AS that yielded $22 million in proceeds to date; and Fund Ten’s $9.2 million investment in a containership vessel on bareboat charter to ZIM Integrated Shipping Services, Inc. that yielded $16.9 million in proceeds.  Notwithstanding the foregoing, no assurance can be made that we or any other equipment leasing and finance fund sponsored by our Manager and its affiliates will ultimately be successful in meeting their investment objectives.

Recent Potentially Adverse Business Developments or Conditions

In general, the global credit markets have deteriorated significantly over the past year.  As a result, our Manager has evaluated the impact of the condition of the credit markets on our ability to obtain debt financing in the future should it be desirable and does not expect that there will be any material impact on our ability to obtain debt financing in the future if it is desirable.  As discussed above, we rely less on the use of significant non-recourse indebtedness to achieve our investment objectives than our previous management and, therefore, our Manager believes we can meet our investment objectives even if we are unable to obtain debt financing on satisfactory terms.

Recent statistical data on the domestic leasing market indicates that demand for domestic equipment leasing has generally deteriorated over the past year.  A significant portion of the statistical data regarding the equipment leasing market’s performance, however, is provided by the leasing divisions of commercial and industrial banks, large independent leasing and finance companies, and captive and vendor leasing and finance companies.  These institutions generally provide financing to companies seeking to lease small ticket and micro ticket equipment, use credit scoring methodologies to underwrite a lessee’s creditworthiness, and rely heavily on the issuance of commercial paper and/or lines of credit from other financial institutions to finance new business.  Our investment objectives and strategy, on the other hand, focus on financing middle- to large-ticket, business-essential equipment and other capital assets, we typically underwrite and structure such financing in a manner similar to providers of senior indebtedness (i.e., our underwriting includes both creditworthiness and asset due diligence and considerations and our structuring often includes guarantees, equity pledges, warrants, liens on related assets, etc.), and we are not reliant on receiving outside financing through the issuance of commercial paper or from lines of credit to finance new business or meet our investment objectives.  Accordingly, the performance of the overall equipment leasing market is not directly correlated to our performance and our Manager does not expect that there will be any material adverse impact on the demand for equipment (and the related residuals) owned by us and that we will in the future acquire or invest in.  Moreover, in light of the tightening of the credit markets, our Manager has reviewed and expects to continue to review more potential financing opportunities than it has in its history.

The U.S. economy is currently in a recession and the rate of payment defaults by borrowers generally has risen significantly.  Nevertheless, since the onset of the recession in December 2007, neither we nor any of the other equipment leasing and financing funds managed by our Manager have experienced any material defaults in payment to us or them that our Manager expects would materially impact our and their liquidity, cash flows or profitability.  As disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2008, on September 5, 2008, we and certain of our affiliates entered into a Forbearance Agreement with MW Universal, Inc. (“MWU”), LC Manufacturing, LLC, MW Crow, Inc. and seven other subsidiaries of MWU with respect to certain non-payment related defaults under its lease covenants with us. The terms of the Forbearance Agreement include, among other things, the pledge of additional collateral and the grant of a warrant for the purchase of 180 shares of the capital stock of MWU.  As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2008:  (i) On February 2, 2009, we and certain of our affiliates entered into an amended Forbearance Agreement with MWU, LC Manufacturing, Crow and seven other subsidiaries of MWU to cure certain lease defaults.  In consideration for restructuring LC Manufacturing’s lease payment schedule, we received, among other things, warrants to purchase 10% of the outstanding stock of LC Manufacturing, at an exercise price of $0.01 per share, exercisable for a period of five years from the grant date.  The amended Forbearance Agreement was entered into to provide MWU and the applicable subsidiaries with additional flexibility during these tough economic times, while at the same time attempting to preserve our projected economic return on our investment. (ii) On February 11, 2009, Pliant (a lessee of a joint venture between us and Fund Eleven) commenced a voluntary Chapter 11 proceeding in U.S. Bankruptcy Court to eliminate all of its high yield debt. In connection with this action, Pliant submitted a financial restructuring plan to eliminate this debt as part of a pre-negotiated package with its high yield debt creditors. Our lease is not currently subject to this proceeding, which, if finalized as planned, we anticipate will benefit us and Fund Eleven. Pliant has indicated that it will continue to operate in a business-as-usual manner during the restructuring process.  (iii) On February 17, 2009, Appleton notified us that it was in breach of a financial covenant contained in its secured term loans. As a result of this breach, the parties agreed to increase the interest on the term note from 12.5% per year to 14.25% per year beginning with the payment due to us on March 1, 2009.

In addition, some of the other equipment leasing and financing funds managed by our Manager have disclosed the following in their Annual Reports on Form 10-K for the year ended December 31, 2008, none of which events our Manager expects will materially impact such funds’ liquidity, cash flows or profitability at this time:  (i) On January 21, 2009, Fund Nine filed a lawsuit in the U.S. District Court for the Southern District of New York against Wildwood Industries, Inc. (“Wildwood”) (a Fund Nine lessee of leases that are in renewal) and its owners who guaranteed Wildwood’s obligations for breaches of the leases and guarantees related Wildwood’s failure to pay rental payments. On March 5, 2009, an involuntary petition under Chapter 11 of the United States Bankruptcy Code was filed against Wildwood by three of Wildwood’s creditors in United States Bankruptcy Court. (ii) On March 1, 2009, Spansion LLC (“Spansion”) (a Fund Nine lessee of leases that are in renewal) filed for financial restructuring in the United States Bankruptcy Court. On March 12, 2009, Spansion rejected two leases that were renewed on April 1, 2008, and the equipment will be returned. In addition, Spansion confirmed the other lease that was extended on July 1, 2008.  (iii) Fund Ten restructured its lease financing with Premier Telecom Contracts Limited (“Premier”) in exchange for control of the equity of Premier’s parent company until such time as Fund Ten receives its expected return on its investment. (iv) Fund Eleven has agreed to restructure, and is in the process of restructuring, the payment obligations of MWU and another of its subsidiaries, W Forge Holdings, Inc., in a manner that should permit such parties to have additional flexibility during these tough economic times, while at the same time attempting to preserve Fund Eleven’s projected economic return on its investment.  Although our Manager expects that our and our affiliates’ lessees, borrowers and other financial counterparties will ultimately be able to satisfy their obligations to us and our affiliates, our Manager will continue to review and evaluate the impact of the recession on our and our affiliates’ lessees, borrowers and other financial counterparties and take such action as it deems necessary to mitigate any adverse developments.

The information presented in this section and the tables included as Exhibit B to this prospectus represents historical results of equipment leasing and finance funds sponsored by our Manager. If you purchase our Shares, you will not have any ownership interest in any other businesses sponsored or owned by our Manager or its affiliates as a result of your purchase. You should not assume that you will experience returns, if any, comparable to those experienced by investors in equipment leasing and finance funds sponsored by our Manager and its affiliates.

Liquidation Track Record of Other Equipment Leasing and Finance Funds Sponsored by our Manager

As of the date hereof, of the twelve prior equipment leasing and finance funds sponsored by our Manager (the “Prior Funds”), six have been liquidated and dissolved (Series A, Series B, Series C, Series D, Series E and LP Six) and two Prior Funds have each transferred all of its assets to a liquidating trust for the benefit of the limited partners, now the beneficial owners (LP Seven and und Eight A). As of the date hereof, out of the remaining four Prior Funds, two are currently in the Prior Fund’s liquidation period (Fund Eight B and Fund Nine), and two are in the Prior Fund’s operating period (Fund Ten and Fund Eleven).

At the time each Prior Fund was offered, disclosures contained in the respective prospectus included an anticipated timeframe for an offering period, an operating/reinvestment period and a disposition/liquidation period. Each Prior Fund’s anticipated timeframe and actual timeframe is set forth below:

•
Series A began its proposed two-year offering period in January 1987, which lasted through February 1989. Its reinvestment period, originally anticipated to be six years (ending in February 1995), was extended, with the approval of the limited partners, for a period up to 10 years (ending in February 1999), after which a liquidation period of up to three-years was to begin. Series A was liquidated in October 1999. As discussed above, Series A was syndicated under prior ownership and management.

•
Series B began its proposed 18-month offering period in July 1989, which lasted through November 1990. Its reinvestment period, originally anticipated to be five years, was extended, with the approval of the limited partners, for a maximum of an additional four years to November 1999, after which a liquidation period of up to two-years began. Its liquidation period began in November 1999. Series B was liquidated 22 months later in September 2001. As discussed above, Series B was syndicated under prior ownership and management.

•
Series C began its proposed 18-month offering period in December 1990, which lasted through June 1991. Its reinvestment period, originally anticipated to be five years, was extended, with the approval of the limited partners, for a maximum of an additional four and one-half years to December 2000, after which a liquidation period of up to 30-months began. Series C was liquidated nine months later in September 2001. As discussed above, Series C was syndicated under prior ownership and management.

•
Series D began its proposed 18-month offering period in August 1991, which lasted through June 1992. Its five-year reinvestment period ended in June 1997, after which an anticipated five-year disposition period began. Series D was liquidated in November 2005. As discussed above, Series D was syndicated under prior ownership and management.

•
Series E began its proposed two-year offering period in June 1992, which lasted through July 1993. Its five-year reinvestment period ended in July 1998, after which an anticipated five-year liquidation period began. Series E was liquidated in April 2006. As discussed above, Series E was syndicated under prior ownership and management.

•
LP Six began its two-year offering period in November 1993, which lasted through November 1995. Its five-year reinvestment period ended in November 2000, after which an anticipated three-year liquidation period began. LP Six was liquidated in March 2006. As discussed above, LP Six was syndicated under prior ownership and management.

•
LP Seven began its offering period, originally expected to last two years, in November 1995, which offering period was extended for up to an additional year and ended in September 1998. Its anticipated five-year reinvestment period lasted until November 2002, after which an anticipated three-year liquidation period began. In July 2007, LP Seven transferred its sole remaining asset, an interest in an entity that owned and leased a mobile offshore drilling rig that is currently the subject of litigation commenced by the lessee in November 2005 relating to its value following an event of loss, to the LP Seven Liquidating Trust. LP Seven Liquidating Trust is currently awaiting the final outcome of the litigation. The limited partners of LP Seven are now the beneficial owners of LP Seven Liquidating Trust.

•
Fund Eight A began its anticipated two-year offering period in September 1998, which lasted through May 2000. Its five-year operating period ended in December 2005, after which an anticipated three-year liquidation period (with the ability to extend for up to an additional three years) began. In March 2009, Fund Eight A transferred its sole remaining asset, an interest in the profits, losses, and cash flows from a mobile offshore drilling rig that is currently the subject of litigation commenced by the lessee in November 2005 relating to its value following an event of loss, to the Fund Eight A Liquidating Trust.  Fund Eight A Liquidating Trust is currently awaiting the final outcome of the litigation. The limited partners of Fund Eight A are now the beneficial owners of Fund Eight A Liquidating Trust.

•
Fund Eight B began its anticipated two-year offering period in May 2000, which lasted through October 2001. Its five year operating period was anticipated to end in October 2006, but was extended through June 2007, after which an anticipated three-year liquidation period (with the ability to extend for up to an additional three years) began. Its liquidation period is continuing.

•
Fund Nine began its proposed two-year offering period in November 2001, which lasted through April 2003. Its five-year operating period ended in April 2008. Its liquidation period began in May 2008, which is anticipated to last for three years, but could be extended for up to an additional three years.

•
Fund Ten began its proposed two-year offering period in June 2003, which lasted through April 2005. Its operating period is expected to last five years from the end of its offering period, but Fund Ten’s Manager has the ability to extend it for up to an additional three years, after which an anticipated three-year liquidation period (with the ability to extend for up to an additional three years) would begin. Fund Ten is currently in its operating period.

•
Fund Eleven began its two-year offering period in April 2005, which lasted through April 2007. Its operating period is expected to last five years from the end of its offering period, but Fund Eleven’s Manager has the ability to extend it for up to an additional three years, after which an anticipated three-year liquidation period (with the ability to extend for up to an additional three years) would begin. Fund Eleven is currently in its operating period.

Prior Performance Tables

The disclosure in the first paragraph under the heading “Prior Performance Tables” on pages B-1 through B-25 of the Prospectus dated May 7, 2007, as supplemented, is hereby replaced in its entirety by the following:

The following unaudited tables disclose certain information relating to the performance, operations and investment for six of the previous publicly-offered income-oriented funds sponsored by our Investment Manager (collectively, the ‘‘Prior Public Funds’’):

•	ICON Cash Flow Partners L.P. Seven, which transferred its sole remaining asset to a liquidating trust in July 2007 (‘‘LP Seven’’)

•	ICON Income Fund Eight A L.P., which transferred its sole remaining asset to a liquidating trust as of March 16, 2009 (‘‘Fund Eight A’’)

•	ICON Income Fund Eight B L.P. (‘‘Fund Eight B’’)

•	ICON Income Fund Nine, LLC (‘‘Fund Nine’’)

•	ICON Income Fund Ten, LLC (‘‘Fund Ten’’)

•	ICON Leasing Fund Eleven, LLC (‘‘Fund Eleven’’)

Certain Financial Information of ICON Leasing Fund Twelve, LLC
For the Year Ended December 31, 2008

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Consolidated Balance Sheets

Assets

	December 31,
	2008	2007
Current assets
Cash and cash equivalents	$45,408,378	$22,154,903
Current portion of net investment in finance leases	6,175,219	4,011,408
Current portion of notes receivable	17,058,414	-
Other current assets	2,086,195	128,945

Total current assets	70,728,206	26,295,256

Non-current assets
Net investment in finance leases, less current portion	20,723,514	17,610,522
Leased equipment at cost (less accumulated depreciation of
$14,178,194 and $1,823,881, respectively)	302,253,674	65,809,766
Notes receivable	35,641,940	4,087,568
Investment in joint venture	5,374,899	-
Derivative instrument	92,388	-
Due from Manager and affiliates	1,919,144	-
Other non-current assets, net	2,759,899	439,077

Total non-current assets	368,765,458	87,946,933

Total Assets	$439,493,664	$114,242,189

Liabilities and Members' Equity
Current liabilities
Current portion of non-recourse long-term debt	$29,073,897	$4,913,501
Derivative instruments	5,431,968	686,176
Deferred revenue	4,239,257	541,830
Due to Manager and affiliates	1,608,556	246,926
Accrued expenses and other current liabilities	2,046,343	134,620

Total current liabilities	42,400,021	6,523,053

Non-current liabilities
Non-recourse long-term debt, less current portion	133,501,171	17,566,769

Total Liabilities	175,901,192	24,089,822

Minority Interest	40,104,742	10,862,758

Commitments and contingencies (Note 16)

Members' Equity
Manager	(121,406)	(18,392)
Additional Members	229,360,768	79,657,951
Accumulated other comprehensive loss	(5,751,632)	(349,950)

Total Members' Equity	223,487,730	79,289,609

Total Liabilities and Members' Equity	$439,493,664	$114,242,189

See accompanying notes to the consolidated financial statements.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Consolidated Statements of Operations

	Years Ended December 31,
	2008	2007

Revenue:
Rental income	$22,940,645	$3,745,463
Finance income	3,695,178	762,779
Income from investment in joint venture	325,235	-
Interest and other income	2,385,444	322,073

Total revenue	29,346,502	4,830,315

Expenses:
Management fees - Manager	1,474,993	178,289
Administrative expense reimbursements - Manager	2,705,118	1,346,866
General and administrative	1,350,134	161,497
Interest	3,086,275	704,418
Loss on financial instruments	27,433	-
Other financial loss	28,062	25,024
Depreciation and amortization	12,875,095	1,860,863

Total expenses	21,547,110	4,276,957

Income before minority interest	7,799,392	553,358

Minority interest	(1,856,812)	(436,506)

Net income	$5,942,580	$116,852

Net income allocable to:
Additional Members	$5,883,154	$115,683
Manager	59,426	1,169

	$5,942,580	$116,852

Weighted average number of additional shares of
limited liability company interests outstanding	181,777	47,186

Net income per weighted average additional share of
limited liability company interests	$32.36	$2.45

See accompanying notes to the consolidated financial statements.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Consolidated Statements of Changes in Members' Equity

	Additional Shares of			Accumulated
	Limited Liability Company	Additional		Other Comprehensive	Total Members'
	Interests	Members	Manager	Loss	Equity
Opening balance, October 3, 2006	-	$-	$-	$-	$-

Proceeds from issuance of additional shares
of limited liability company interests	1	1,000	-	-	1,000
Proceeds from issuance of share of limited
liability company interests to the Manager	-	-	1,000	-	1,000

Balance, December 31, 2006	1	1,000	1,000	-	2,000

Net income		115,683	1,169		116,852
Change in valuation of
interest rate swap contracts				(349,950)	(349,950)
Comprehensive loss					(233,098)
Proceeds from issuance of additional shares
of limited liability company interests	93,805	93,670,295	-	-	93,670,295
Redemption of additional share
of limited liability company interests	(1)	(1,000)			(1,000)
Sales and offering expenses	-	(12,087,572)	-	-	(12,087,572)
Cash distributions to members	-	(2,040,455)	(20,561)	-	(2,061,016)

Balance, December 31, 2007	93,805	79,657,951	(18,392)	(349,950)	79,289,609

Net income		5,883,154	59,426	-	5,942,580
Change in valuation of
derivative instruments				(4,455,706)	(4,455,706)
Currency translation adjustment				(945,976)	(945,976)
Comprehensive income					540,898
Proceeds from issuance of additional shares
of limited liability company interests	180,184	179,455,836			179,455,836
Sales and offering expenses		(19,564,022)			(19,564,022)
Cash distributions to members	-	(16,072,151)	(162,440)	-	(16,234,591)

Balance, December 31, 2008	273,989	$229,360,768	$(121,406)	$(5,751,632)	$223,487,730

See accompanying notes to the consolidated financial statements.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Consolidated Statements of Cash Flows

	Years Ended December 31,
	2008	2007

Cash flows from operating activities:
Net income	$5,942,580	$116,852
Adjustments to reconcile net income to net cash provided by
operating activities:
Rental income paid directly to lenders by lessees	(11,314,201)	(3,261,468)
Finance income	(3,695,178)	(762,779)
Income from investment in joint venture	(325,235)	-
Depreciation and amortization	12,875,095	1,860,863
Interest expense on non-recourse financing paid directly
to lenders by lessees	2,944,076	674,781
Interest expense from amortization of debt financing costs	142,199	18,436
Other income	18,375	-
Minority interest	1,856,812	436,506
Loss on financial instruments	55,495	-
Changes in operating assets and liabilities:
Collection of finance leases	9,244,453	1,142,760
Other assets, net	(4,636,009)	(164,163)
Accrued expenses and other current liabilities	1,194,823	132,620
Deferred revenue	(1,342,076)	541,830
Due to/from Manager and affiliates, net	397,763	246,926
Distributions to/from minority interest holders and joint venture	(455,025)	-

Net cash provided by operating activities	12,903,947	983,164

Cash flows from investing activities:
Purchase of equipment	(120,866,253)	(53,198,793)
Investment in joint venture	(5,615,735)	-
Distributions received from joint venture	240,836	-
Investment in leases and equipment to be leased	-	(823,875)
Investment in notes receivable	(38,599,487)	(4,328,300)
Repayment of note receivable	5,697,874	-

Net cash used in investing activities	(159,142,765)	(58,350,968)

Cash flows from financing activities:
Proceeds from non-recourse long-term debt	27,000,000	-
Issuance of additional shares of limited liability company interests,
net of sales and offering expenses	159,891,814	81,581,723
Distributions to minority interest holders and joint ventures	(1,163,445)	-
Cash distributions to members	(16,234,591)	(2,061,016)

Net cash provided by financing activities	169,493,778	79,520,707

Effects of exchange rates on cash and cash equivalents	(1,485)	-

Net increase in cash and cash equivalents	23,253,475	22,152,903

Cash and cash equivalents, beginning of the year	22,154,903	2,000

Cash and cash equivalents, end of the year	$45,408,378	$22,154,903

See accompanying notes to the consolidated financial statements.

ICON Leasing Fund Twelve LLC
(A Delaware Limited Partnership)
Consolidated Statements of Cash Flows

	Years Ended December 31,
	2008	2007

Supplemental disclosure of non-cash investing and financing activities:
Principal and interest paid on non-recourse long-term debt
paid directly to lenders by lessees	$11,314,201	$3,128,000

Equipment purchased with non-recourse long-term debt paid directly by lender	$121,699,640	$24,938,433

Minority interest contributions in joint ventures	$28,548,220	$10,762,478

See accompanying notes to the consolidated financial statements.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(1)	Organization

ICON Leasing Fund Twelve, LLC (the “LLC”) was formed on October 3, 2006 as a Delaware limited liability company.  The LLC’s initial closing date was May 25, 2007 (the “Commencement of Operations”), the date at which the LLC had raised $1,200,000.  Accordingly, there is no statement of operations for the year ended December 31, 2006.  The LLC is engaged in one business segment, the business of purchasing equipment and leasing it to third-party end users, providing equipment and other financing, acquiring equipment subject to lease and, to a lesser degree, acquiring ownership rights to items of leased equipment at lease expiration.  The LLC will continue until December 31, 2026, unless terminated sooner.

The LLC’s principal objective is to obtain the maximum economic return from its investments for the benefit of its members.  To achieve this objective, the LLC: (i) acquires a diversified portfolio by making investments in leases and other financing transactions; (ii) makes monthly cash distributions, at the Manager’s discretion, to its members commencing with each member’s admission to the LLC, continuing until the end of the operating period; (iii) reinvest substantially all undistributed cash from operations and cash from sales of equipment and other financing transactions during the operating period; and (iv) will dispose of its investments and distribute the excess cash from such dispositions to its members beginning with the commencement of the liquidation period.

The manager of the LLC is ICON Capital Corp. (the “Manager”), a Delaware corporation.  The Manager manages and controls the business affairs of the LLC, including, but not limited to, the equipment leases and other financing transactions that the LLC enters into pursuant to the terms of the LLC’s limited liability company agreement (the “LLC Agreement”).  Additionally, the Manager has a 1% interest in the profits, losses, cash distributions and liquidation proceeds of the LLC.

The LLC is currently in its offering period, which commenced on May 7, 2007 and is anticipated to end in May 2009. The LLC is currently in the process of raising capital and making investments.  When the offering period ends, the LLC will enter its operating period. The initial capitalization of the LLC was $2,000, which consisted of contributions of $1,000 from the Manager and $1,000 from an officer of the Manager. The LLC is offering shares of limited liability company interests (“Shares”) on a “best efforts” basis with the intention of raising up to $410,800,000 of capital, consisting of 400,000 issuances pursuant to Shares at a purchase price of $1,000 and an additional 12,000 Shares, which  have been reserved for the LLC’s Distribution Reinvestment Plan. The Distribution Reinvestment Plan allows investors to purchase additional Shares with distributions received from the LLC and certain other funds managed by the Manager at a discounted share price of $900.  As of December 31, 2008, approximately 8,634 Shares have been issued in connection with the LLC’s Distribution Reinvestment Plan.  Upon raising the minimum of $1,200,000, additional members were admitted.  Additional members represent all members other than the Manager.

From the Commencement of Operations to December 31, 2008, the LLC sold 273,990 Shares, representing $273,127,131 of capital contributions and admitted 6,503 additional members.  Beginning with the Commencement of Operations, the LLC has been paying sales commissions to third parties. The LLC has also been making payments to the Manager and its affiliates for various fees.  These sales commissions and fees paid to the Manager and its affiliates are recorded as a reduction to the LLC’s equity.  Through December 31, 2008, the LLC has paid or accrued $21,228,770 of sales commissions to third parties, $5,115,631 of organizational and offering expenses to the Manager and $5,307,193 of underwriting fees to ICON Securities Corp. (“ICON Securities”), a wholly-owned subsidiary of the Manager, the dealer-manager of the LLC’s offering.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(1)	Organization - continued

The LLC expects to invest most of the net proceeds from its offering in equipment leases and financing transactions. After the close of its offering period, the LLC will enter its operating period, during which it will make additional investments from the cash generated from its initial investments to the extent that the cash is not needed for expenses, reserves and distributions to members.

Members’ capital accounts are increased for their initial capital contribution plus their proportionate share of earnings and decreased by their proportionate share of losses and distributions. Profits, losses, cash distributions and liquidation proceeds are allocated 99% to the additional members and 1% to the Manager until each additional member has (a) received cash distributions and liquidation proceeds sufficient to reduce their adjusted capital account to zero and (b) received, in addition, other distributions and allocations that would provide an 8% per year cumulative return on their outstanding adjusted capital account. After such time, distributions will be allocated 90% to the additional members and 10% to the Manager.

(2)	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements of the LLC have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The consolidated financial statements include the accounts of the LLC and its majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The LLC accounts for its noncontrolling interests in joint ventures where the LLC has influence over financial and operational matters, generally 50% or less ownership interest, under the equity method of accounting. In such cases, the LLC’s original investments are recorded at cost and adjusted for its share of earnings, losses and distributions.  The LLC accounts for investments in joint ventures where the LLC has virtually no influence over financial and operational matters using the cost method of accounting. In such cases, the LLC’s original investments are recorded at cost and any distributions received are recorded as revenue. All of the LLC’s investments in joint ventures are subject to its impairment review policy.

In joint ventures where the LLC’s interest is majority owned, the financial condition and results of operations of the joint venture are consolidated.  Minority interest represents the minority owner’s proportionate share of its equity in the joint venture. The minority interest is adjusted for the minority owner’s share of the earnings, losses and distributions of the joint venture.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with original maturity dates of three months or less.

The LLC's cash and cash equivalents are held principally at two financial institutions and at times may exceed insured limits.  The LLC has placed these funds in high quality institutions in order to minimize risk relating to exceeding insured limits.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(2)	Summary of Significant Accounting Policies - continued

Risks and Uncertainties

In the normal course of business, the LLC is exposed to two significant types of economic risk: credit and market.  Credit risk is the risk of a lessee, borrower or other counterparty’s inability or unwillingness to make contractually required payments.  Concentrations of credit risk with respect to lessees, borrowers or other counterparties are dispersed across different industry segments within the United States of America and throughout the world.  Although the LLC does not currently foresee a concentrated credit risk associated with these customers, contractual payments are dependent upon the financial stability of the industry segments in which they operate.  See Note 13 for concentration of risk.

Market risk reflects the change in the value of debt instruments, derivatives and credit facilities due to changes in interest rate spreads or other market factors.  The LLC believes that the carrying value of its investments and derivative obligations are reasonable, taking into consideration these risks, along with estimated collateral values, payment history and other relevant information.

Debt Financing Costs

Expenses associated with the incurrence of debt are capitalized and amortized over the term of the debt instrument using the effective interest rate method.  These costs are included in other current and other non-current assets.

Leased Equipment at Cost

Investments in leased equipment are stated at cost less accumulated depreciation.  Leased equipment is depreciated on a straight-line basis over the lease term, which ranges from 4 to 5 years to the asset’s residual value.

The Manager has an investment committee that approves each new equipment lease and other financing transaction.  As part of its process, it determines the residual value, if any, to be used once the investment has been approved.  The factors considered in determining the residual value include, but are not limited to, the creditworthiness of the potential lessee, the type of equipment considered, how the equipment is integrated into the potential lessee’s business, the length of the lease and the industry in which the potential lessee operates.  Residual values are reviewed for impairment in accordance with the LLC’s impairment review policy.

The residual value assumes, among other things, that the asset is utilized normally in an open, unrestricted and stable market. Short-term fluctuations in the marketplace are disregarded and it is assumed that there is no necessity either to dispose of a significant number of the assets, if held in quantity, simultaneously or to dispose of the asset quickly.  The residual value is calculated using information from various external sources, such as trade publications, auction data, equipment dealers, wholesalers and industry experts, as well as inspection of the physical asset and other economic indicators.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(2)	Summary of Significant Accounting Policies - continued

Asset Impairments

The significant assets in the LLC’s portfolio are periodically reviewed, no less frequently than annually or when indicators of impairment exist, to determine whether events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss will be recognized only if the carrying value of a long-lived asset is not recoverable and exceeds its fair market value. If there is an indication of impairment, the LLC will estimate the future cash flows (undiscounted and without interest charges) expected from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows.  If an impairment is determined to exist, the impairment loss will be measured as the amount by which the carrying value of a long-lived asset exceeds its fair value and recorded in the consolidated statements of operations in the period the determination is made.

The events or changes in circumstances that generally indicate that an asset may be impaired are (i) the estimated fair value of the underlying equipment is less than its carrying value or (ii) the lessee is experiencing financial difficulties and it does not appear likely that the estimated proceeds from the disposition of the asset will be sufficient to satisfy the residual position in the asset and, if applicable, the remaining obligation to the non-recourse lender.  Generally in the latter situation, the residual position relates to equipment subject to third-party non-recourse debt where the lessee remits its rental payments directly to the lender and the LLC does not recover its residual position until the non-recourse debt is repaid in full. The preparation of the undiscounted cash flows requires the use of assumptions and estimates, including the level of future rents, the residual value expected to be realized upon disposition of the asset, estimated downtime between re-leasing events and the amount of re-leasing costs. The Manager’s review for impairment includes a consideration of the existence of impairment indicators including third-party appraisals, published values for similar assets, recent transactions for similar assets, adverse changes in market conditions for specific asset types and the occurrence of significant adverse changes in general industry and market conditions that could affect the fair value of the asset.

Revenue Recognition

The LLC leases equipment to third parties and each such lease is classified as either a finance lease or an operating lease, which is based upon the terms of each lease.  For a finance lease, initial direct costs are capitalized and amortized over the term of the related lease.  For an operating lease, the initial direct costs are included as a component of the cost of the equipment and depreciated.

For finance leases, the LLC records, at lease inception, the total minimum lease payments receivable from the lessee, the estimated unguaranteed residual value of the equipment at lease termination, the initial direct costs related to the lease and the related unearned income.  Unearned income represents the difference between the sum of the minimum lease payments receivable, plus the estimated unguaranteed residual value, minus the cost of the leased equipment.  Unearned income is recognized as finance income over the term of the lease using the effective interest rate method.

For operating leases, rental income is recognized on a straight-line basis over the lease term.  Billed operating lease receivables are included in accounts receivable until collected.  Accounts receivable are stated at their estimated net realizable value.  Deferred revenue is the difference between the timing of the receivables billed and the income recognized on a straight-line basis.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(2)	Summary of Significant Accounting Policies - continued

For notes receivable, the LLC uses the interest method to recognize interest income, which produces a constant periodic rate of return on the investment, when earned.

Allowance for Doubtful Accounts

When evaluating the adequacy of the allowance for doubtful accounts, the LLC estimates the uncollectibility of receivables by analyzing lessee, borrower and other counterparty concentrations, creditworthiness and current economic trends. The LLC records an allowance for doubtful accounts when the analysis indicates that the probability of full collection is unlikely. No allowance was deemed necessary at December 31, 2008 and 2007.

Notes Receivable

Notes receivable are reported at the outstanding principal balance net of any unamortized deferred fees, premiums or discounts on purchased loans. Costs on originated loans are reported as other current and other non-current assets. Unearned income, discounts and premiums are amortized to income using the effective interest method. Interest receivable resulting from the unpaid principal is recorded separately from the outstanding balance.

Initial Direct Costs

The LLC capitalizes initial direct costs associated with the origination and funding of leased assets and other financing transactions in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.” The costs are amortized on a lease by lease basis based on actual lease term using a straight-line method for operating leases and the effective interest rate method for finance leases and notes receivable. Costs related to leases or other financing transactions that are not consummated are expensed as an acquisition expense.

Acquisition Fees

Pursuant to the LLC Agreement, the LLC pays acquisition fees to the Manager equal to 3% of the purchase price of the LLC’s investments. These fees are capitalized and included in the cost of the investment.

Foreign Currency Translation

Assets and liabilities having non-U.S. dollar functional currencies are translated at month-end exchange rates. Contributed capital accounts are translated at the historical rate of exchange when the capital was contributed or distributed. Revenues, expenses and cash flow items are translated at weighted average exchange rates for the period. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income or loss.

Warrants

Warrants held by the LLC are revalued on a quarterly basis.  The revaluation of warrants is calculated using the Black-Scholes option pricing model.  The assumptions utilized in the Black-Scholes model include share price, strike price, expiration date, risk-free rate and the volatility percentage.  The change in the fair value of warrants is recognized in the consolidated statements of operations.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(2)	Summary of Significant Accounting Policies - continued

Derivative Financial Instruments

The LLC may enter into derivative transactions for purposes of reducing hedging specific financial exposures, including movements in foreign currency exchange rates and changes in interest rates. The LLC enters into these instruments only for hedging underlying exposures. The LLC does not hold or issue derivative financial instruments for purposes other than hedging, except for warrants, which are not hedges.  Certain derivatives may not meet the established criteria to be designated as qualifying accounting hedges, even though the LLC believes that these are effective economic hedges.

The LLC accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), which established accounting and reporting standards for derivative financial instruments.  SFAS No. 133, as amended, requires the LLC to recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value. The LLC recognizes the fair value of all derivatives as either assets or liabilities in the consolidated balance sheets and changes in the fair value of such instruments are recognized immediately in earnings unless certain accounting criteria established by SFAS No. 133 are met. These criteria demonstrate that the derivative is expected to be highly effective at offsetting changes in the fair value or expected cash flows of the underlying exposure at both the inception of the hedging relationship and on an ongoing basis and include an evaluation of the counterparty risk and the impact, if any, on the effectiveness of the derivative. If these criteria are met, which the LLC must document and assess at inception and on an ongoing basis, the LLC recognizes the changes in fair value of such instruments in accumulated other comprehensive income, a component of members’ equity on the consolidated balance sheets. Changes in the fair value of the ineffective portion of all derivatives are recognized immediately in earnings.

Income Taxes

The LLC is taxed as a partnership for federal and State income tax purposes.  No provision for income taxes has been recorded since the liability for such taxes is that of each of the members rather than the LLC. The LLC's income tax returns are subject to examination by the federal and State taxing authorities, and changes, if any, could adjust the individual income tax of the members.

Per Share Data

Net income per Share is based upon the weighted average number of additional Shares outstanding during the year.

Share Repurchase

The LLC may, at its discretion, repurchase Shares from a limited number of its additional members, as provided for in its LLC Agreement. The repurchase price for any Shares approved for repurchase is based upon a formula, as provided in the LLC Agreement.  Additional members are required to hold their Shares for at least one year before repurchases will be permitted.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(2)	Summary of Significant Accounting Policies - continued

Comprehensive Income (Loss)

Comprehensive income (loss) is reported in the accompanying consolidated statements of changes in members’ equity and accumulated other comprehensive income (loss) and consists of net income (loss) and other gains and losses affecting members’ equity that are excluded from net income (loss).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates primarily include the determination of allowance for doubtful accounts, depreciation and amortization, impairment losses, estimated useful lives and residual values.  Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Accounting for Fair Value Measurements” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of 2009. The measurement and disclosure requirements related to financial assets and financial liabilities were effective for the LLC beginning in the first quarter of 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities did not have a significant impact on the LLC’s consolidated financial statements.  The Manager is currently evaluating the impact that SFAS No. 157 will have on the LLC's consolidated financial statements when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009. The resulting fair values calculated under SFAS No. 157 after adoption may be different from the fair values that would have been calculated under previous guidance.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(2)	Summary of Significant Accounting Policies - continued

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115” (“SFAS No. 159”), which permits but does not require the LLC to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement was effective for financial statements issued for fiscal years beginning after November 15, 2007. As the LLC did not elect to fair value any of its financial instruments under the provisions of SFAS No. 159, the adoption of this statement effective January 1, 2008 did not have an impact on the LLC’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the retained interest and gain or loss when a subsidiary is deconsolidated. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with earlier adoption prohibited. The Manager is currently evaluating the impact of SFAS No. 160 on the LLC’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities, and is effective for financial statements issued for reporting periods beginning after November 15, 2008, with early application encouraged. Since SFAS No. 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS No. 161 will not affect the LLC’s financial condition, results of operations or cash flows.

Reclassifications

Certain reclassifications have been made to the accompanying consolidated financial statements in prior years to conform to the current presentation.

(3)	Net Investment in Finance Leases

Net investment in finance leases consisted of the following at December 31, 2008 and 2007:

	2008	2007

Minimum rents receivable	$29,642,020	$24,270,205
Estimated residual values	4,283,003	2,129,432
Initial direct costs, net	682,275	707,589
Unearned income	(7,708,565)	(5,485,296)

Net investment in finance leases	26,898,733	21,621,930

Less: Current portion of net
investment in finance leases	6,175,219	4,011,408
	-	-
Net investment in finance leases,
less current portion	$20,723,514	$17,610,522

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(3)	Net Investment in Finance Leases - continued

Telecommunications Equipment

During 2007, the LLC, through its wholly-owned subsidiary, ICON Global Crossing IV, LLC (“ICON Global Crossing IV”), purchased telecommunications equipment for approximately $21,294,000 that is subject to a lease with Global Crossing Telecommunications, Inc. (“Global Crossing”). The lease expires on November 30, 2011. The LLC incurred professional fees of approximately $149,000 and paid acquisition fees to the Manager of approximately $639,000 relating to this transaction.

Manufacturing Equipment

On March 3, 2008, the LLC, through its wholly-owned subsidiary, ICON French Equipment II, LLC (“ICON French Equipment II”), purchased auto parts manufacturing equipment and simultaneously leased back the equipment to Sealynx Automotive Transieres SAS (“Sealynx”).  The purchase price was approximately $11,626,000 (€7,638,400). The lease term commenced on March 3, 2008 and continues for a period of 60 months. The LLC paid an acquisition fee to the Manager of approximately $350,000 (€229,152) relating to this transaction. As additional security for Sealynx’s obligations under the lease, the LLC was granted a lien on property owned by Sealynx in France, valued at €3,746,400 at the acquisition date, and a guaranty from Sealynx’s parent company, Sealynx Automotive Holding.

Non-cancelable minimum annual amounts due on investments in finance leases over the next five years were as follows at December 31, 2008:

Years Ending December 31,

2009	$9,088,764
2010	9,088,764
2011	8,572,377
2012	2,892,115

$29,642,020

(4)	Leased Equipment at Cost

Leased equipment at cost consisted of the following at December 31, 2008 and 2007:

	2008	2007
Marine vessels	$261,719,265	$40,930,897
Telecommunications equipment	6,116,887	-
Coal-mining equipment	12,834,631	-
Manufacturing equipment	35,761,085	26,702,750
	316,431,868	67,633,647
Less: Accumulated depreciation	(14,178,194)	(1,823,881)

	$302,253,674	$65,809,766

Depreciation expense was $12,354,313 and $1,823,881 for the years ended December 31, 2008 and 2007, respectively.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(4)	Leased Equipment at Cost - continued

Marine Vessels

On December 3, 2008, ICON Eagle Carina Pte. Ltd., a Singapore corporation wholly-owned by ICON Eagle Carina Holdings, LLC (“ICON Carina Holdings”), a Marshall Islands limited liability company owned 64.3% by the LLC and 35.7% by ICON Income Fund Ten, LLC (“Fund Ten”), an entity also managed by the Manager, executed a Memorandum of Agreement to purchase a 95,639 DWT Aframax product tanker, the M/V Eagle Carina (the “Eagle Carina”), from Aframax Tanker II AS. On December 18, 2008, the Eagle Carina was purchased for $39,010,000, of which $27,000,000 of non-recourse debt was borrowed from Fortis Bank NV/SA (“Fortis”) and DVB Bank SE (“DVB”).  The Eagle Carina is subject to an 84-month bareboat charter with AET that expires on November 14, 2013.  ICON Carina Holdings paid an acquisition fee to the Manager of approximately $1,170,000 relating to this transaction.

On December 3, 2008, ICON Eagle Corona Pte. Ltd., a Singapore corporation wholly-owned by ICON Eagle Corona Holdings, LLC (“ICON Corona Holdings”), a Marshall Islands limited liability company owned 64.3% by the LLC and 35.7% owned by Fund Ten, executed a Memorandum of Agreement to purchase a 95,634 DWT Aframax product tanker, the M/V Eagle Corona (the “Eagle Corona”), from Aframax Tanker II AS.  On December 31, 2008, the Eagle Corona was purchased for $41,270,000, of which $28,000,000 of non-recourse debt was borrowed from Fortis and DVB. The Eagle Corona is subject to an 84-month bareboat charter with AET that expires on November 14, 2013.  ICON Corona Holdings paid an acquisition fee to the Manager of approximately $1,238,000 relating to this transaction.

On November 18, 2008, ICON Eagle Auriga Pte. Ltd. (“ICON Eagle Auriga”), a wholly-owned subsidiary of ICON Eagle Holdings, LLC (“ICON Eagle Holdings”), purchased a 102,352 DWT Aframax product tanker, the M/V Eagle Auriga (the “Eagle Auriga”), from Aframax Tanker I AS for $42,000,000, of which $28,000,000 of non-recourse debt was borrowed from Fortis and DVB. ICON Eagle Holdings is a wholly-owned subsidiary of the LLC. On November 21, 2008, ICON Eagle Centaurus Pte. Ltd. (“ICON Eagle Centaurus”), also a wholly-owned subsidiary of ICON Eagle Holdings, purchased a 95,644 DWT Aframax product tanker, the M/V Eagle Centaurus (the “Eagle Centaurus”), for $40,500,000, of which $27,000,000 of non-recourse debt was borrowed from Fortis and DVB.  The Eagle Auriga and the Eagle Centaurus are subject to 84-month bareboat charters with AET, Inc. Limited (“AET”) that expire on November 14, 2013 and November 13, 2013, respectively. The LLC paid an acquisition fee to the Manager of $2,475,000 relating to these transactions.

On April 24, 2008, the LLC, through its wholly-owned subsidiaries, ICON Arabian Express, LLC (“ICON Arabian”) and ICON Aegean Express, LLC (“ICON Aegean”), acquired two 1,500 TEU containership vessels from Vroon Group B.V. (“Vroon”) - the Aegean Express and the Arabian Express (collectively, the “Vessels”) - for an aggregate purchase price of $51,000,000, of which $38,700,000 of non-recourse debt was borrowed from Fortis. Simultaneously with the purchase, the Vessels were bareboat chartered back to the subsidiary of Vroon for a period of 72 months. The LLC paid approximately $2,082,000 in transaction-related costs, including $1,530,000 in acquisition fees paid to the Manager.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(4)	Leased Equipment at Cost - continued

On June 26, 2007, the LLC and Fund Ten formed ICON Mayon, LLC (“ICON Mayon”), with ownership interests of 51% and 49%, respectively. On July 24, 2007, ICON Mayon purchased a 98,507 DWT Aframax product tanker, the Mayon Spirit, from an affiliate of Teekay Corporation (“Teekay”). The purchase price for the Mayon Spirit was approximately $40,250,000, with approximately $15,312,000 funded in the form of a capital contribution to ICON Mayon and borrowings of approximately $24,938,000 of non-recourse debt borrowed from Fortis Capital Corp. Simultaneously with the closing of the purchase of the Mayon Spirit, the Mayon Spirit was bareboat chartered back to Teekay for a term of 48 months.  The charter commenced on July 24, 2007. The total capital contributions made to ICON Mayon were approximately $16,020,000. The LLC paid approximately $845,000 in transaction-related costs, which included approximately $616,000 of acquisition fees paid to the Manager.

Telecommunications Equipment

On March 11, 2008, ICON Global Crossing IV purchased additional telecommunications equipment for approximately $5,939,000 that is also subject to a lease with Global Crossing. The lease expires on March 31, 2011. The LLC paid an acquisition fee to the Manager of approximately $178,000 relating to this transaction.

Coal-Mining Equipment

On May 5, 2008, the LLC, through its wholly-owned subsidiary, ICON Magnum, LLC (“ICON Magnum”), purchased the Bucyrus Erie model 1570 Dragline (the “Dragline”) for a purchase price of approximately $12,461,000.  The Dragline was simultaneously leased back to Magnum Coal Company and its subsidiaries. The lease term commenced on June 1, 2008 and continues for a period of 60 months. The LLC paid an acquisition fee to the Manager of approximately $374,000 relating to this transaction.

Manufacturing Equipment

On December 11, 2007, the LLC and Fund Eleven formed ICON EAR, LLC (“ICON EAR”), with ownership interests of 55% and 45%, respectively.  On December 28, 2007, ICON EAR completed the acquisition of and simultaneously leased back semiconductor manufacturing equipment to Equipment Acquisition Resources, Inc. (“EAR”) for a purchase price of $6,935,000. During June 2008, the LLC and Fund Eleven made additional contributions to ICON EAR, which were used to complete another acquisition from and simultaneously leased back additional semiconductor manufacturing equipment to EAR for a total purchase price of approximately $8,795,000. The LLC and Fund Eleven retained ownership interests of 55% and 45%, respectively, subsequent to this transaction. The lease term for both acquisitions commenced on July 1, 2008 and expires on June 30, 2013. The LLC paid acquisition fees to the Manager of approximately $259,000 relating to these transactions.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(4)	Leased Equipment at Cost - continued

On September 28, 2007, the LLC completed the acquisition of and simultaneously leased back substantially all of the machining and metal working equipment of LC Manufacturing, LLC (“LC Manufacturing”), a wholly-owned subsidiary of MW Universal, Inc. (“MWU”), for a purchase price of $14,890,000.  The lease term commenced on January 1, 2008 and continues for a period of 60 months. The LLC paid an acquisition fee to the Manager of approximately $447,000. On December 10, 2007, the LLC completed the acquisition of and simultaneously leased back substantially all of the machining and metal working equipment of MW Crow, Inc. (“Crow”), a wholly-owned subsidiary of MWU, for a purchase price of $4,100,000.  The lease term commenced on January 1, 2008 and continues for a period of 60 months.  The LLC paid an acquisition fee to the Manager of $123,000.

Simultaneously with the closing of the transactions with LC Manufacturing and Crow, Fund Ten and Fund Eleven (together with the LLC, the “Participating Funds”), completed similar acquisitions with seven other subsidiaries of MWU pursuant to which the respective funds purchased substantially all of the machining and metal working equipment of each subsidiary.  Each subsidiary’s obligations under its respective leases (including those of LC Manufacturing and Crow) are cross-collateralized and cross-defaulted, and all subsidiaries’ obligations are guaranteed by MWU.  Each of the Participating Funds has also entered into a credit support agreement pursuant to which losses incurred by a Participating Fund with respect to any MWU subsidiary are shared among the Participating Funds in proportion to their respective capital investment. On September 5, 2008, the Participating Funds and IEMC Corp., a subsidiary of the Manager (“IEMC”), entered into a Forbearance Agreement with MWU, LC Manufacturing, Crow and seven other subsidiaries of MWU to cure certain non-payment related defaults under its lease covenants with the LLC. The terms of the Forbearance Agreement include, among other things, additional collateral being pledged and the grant of a warrant for the purchase of 180 shares of the capital stock of MWU at an exercise price of $0.01 per share, exercisable for a period of five years beginning September 5, 2008. As of December 31, 2008, the LLC’s current proportionate share of the warrants was 35.3% of the warrants issued for the capital stock of MWU. At December 31, 2008, the Manager determined that the fair value of these warrants was $0. On February 2, 2009, the Participating Funds and IEMC entered into an amended Forbearance Agreement with MWU, LC Manufacturing, Crow and seven other subsidiaries of MWU with respect to certain lease defaults. In consideration for restructuring LC Manufacturing’s lease payment schedule, the LLC received, among other things, warrants to purchase 10% of the outstanding stock of LC Manufacturing, at an exercise price of $0.01 per share, exercisable for a period of five years from the grant date. At December 31, 2008, the Manager determined that the fair value of the warrant was $0.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(4)	Leased Equipment at Cost - continued

Aggregate annual minimum future rentals receivable from each of the LLC’s non-cancelable leases over the next five years consisted of the following at December 31, 2008:

Years Ending
December 31,

2009	$49,040,626
2010	$49,654,794
2011	$45,632,112
2012	$41,651,640
2013	$27,651,371
Thereafter	$2,084,850

(5)	Notes Receivable

On November 25, 2008, ICON Northern Leasing, LLC (“ICON Northern Leasing”), a joint venture among the LLC, Fund Ten and Fund Eleven, purchased four promissory notes (the “Notes”) and received an assignment of the underlying Master Loan and Security Agreement (the “MLSA”), dated July 28, 2006. The LLC, Fund Ten and Fund Eleven have ownership interests of 52.75%, 12.25% and 35%, respectively. The aggregate purchase price for the Notes was approximately $31,573,000, net of a discount of approximately $5,165,000. The Notes are secured by an underlying pool of leases for credit card machines. The Notes accrue interest at rates ranging from 7.97% to 8.40% per year and require monthly payments ranging from approximately $183,000 to $422,000. The Notes mature between October 15, 2010 and August 14, 2011 and require balloon payments at the end of each note ranging from approximately $594,000 to $1,255,000. The LLC’s share of the purchase price of the Notes was approximately $16,655,000 and the LLC paid an acquisition fee to the Manager of approximately $500,000 relating to this transaction.

On November 7, 2008, the LLC, through its wholly-owned subsidiary, ICON Appleton, LLC (“ICON Appleton”), made a secured term loan to Appleton Papers, Inc. (“Appleton”) in the amount of $22,000,000. The loan is secured by a machine paper coating manufacturing line. Interest on the term note accrues at 12.5% per year and is payable monthly in arrears in accordance with the promissory note for a period of 60 months. The LLC paid an acquisition fee to the Manager of $660,000 relating to this transaction.

On August 13, 2007, the LLC, along with a consortium of other lenders, entered into an equipment financing facility with Solyndra, Inc. (“Solyndra”), a privately-held manufacturer of solar panels, for the building of a new production facility. The financing facility was to mature on June 30, 2013 and was secured by the equipment as well as all other assets of Solyndra. The LLC was to receive principal payments starting October 2008. In the interim period, interest was paid on a quarterly basis using a range of rates from 6.20% to 6.74% per year. The financing facility was for a maximum amount of $93,500,000, of which the LLC committed to invest up to $5,000,000. As of June 30, 2008, the LLC had loaned approximately $4,367,000. The LLC paid an acquisition fee to the Manager of approximately $126,000 relating to this transaction. On July 27, 2008, Solyndra fully repaid the outstanding note receivable and the entire financing facility was terminated. The LLC received approximately $4,437,000 from the repayment, which consisted of principal and interest accrued as of such date.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(5)	Notes Receivable - continued

In connection with the transaction, the LLC received warrants for the purchase of up to 40,290 shares of Solyndra common stock at an exercise price of $4.96 per share. The fair value of these warrants was approximately $115,000 on the transaction date and was reflected as a discount on the face amount of the note receivable. At December 31, 2008, the Manager determined, based on the Black-Scholes option pricing model, that the aggregate fair value of the warrants was $61,579. The assumptions used for the Black-Scholes option pricing model were as follows: strike price $4.96, share price $1.53, expiration date of April 6, 2014, a volatility of 300%, and the risk free interest rate of 0.12%. The volatility percentage was determined by taking a sampling of similar businesses from their initial public offering date to present and placing a percentage based on the performance of the share price of this sampling. The repayment of the note by Solyndra does not affect the warrants held by the LLC and the LLC retains its rights thereunder.

(6)	Investment in Joint Venture

The LLC and Fund Eleven formed the joint venture discussed below for the purpose of acquiring and managing certain assets. The LLC and Fund Eleven have substantially identical investment objectives and participate on the same terms and conditions.

ICON Pliant, LLC

On June 30, 2008, the LLC and Fund Eleven formed ICON Pliant, LLC (“ICON Pliant”), which entered into an agreement with Pliant Corporation (“Pliant”)  to acquire manufacturing equipment for a purchase price of $12,115,000, of which the LLC paid approximately $5,452,000. On July 16, 2008, the LLC and Fund Eleven completed the acquisition of and simultaneously leased back manufacturing equipment to Pliant. The LLC and Fund Eleven have ownership interests in ICON Pliant of 45% and 55%, respectively. The lease expires on September 30, 2013. ICON Pliant paid an acquisition fee to the Manager of approximately $363,000, of which the LLC’s share was approximately $163,000.

(7)	Non-Recourse Long-Term Debt

On July 24, 2007, ICON Mayon borrowed approximately $24,938,000 in connection with the acquisition of the Mayon Spirit. The non-recourse long-term debt matures on July 25, 2011 and accrues interest at the London Interbank Offered Rate (“LIBOR”) plus 1.00% per year.  The non-recourse long-term debt requires monthly payments ranging from $476,000 to $527,000. The lender has a security interest in the Mayon Spirit and an assignment of the charter hire. The LLC paid and capitalized approximately $187,000 in debt financing costs. As of December 31, 2008 and 2007, the remaining balance on the non-recourse long-term debt was approximately $17,567,000 and $22,480,000, respectively.

Simultaneously with the execution of the non-recourse long-term debt agreement mentioned above, the LLC entered into an interest rate swap contract with Fortis in order to hedge the variable interest rate on the non-recourse long-term debt and minimize the LLC’s risk of interest rate fluctuation. The interest rate swap contract, which was deemed effective as of June 19, 2008, fixed the interest rate at 6.35%. As of December 31, 2008 and 2007, ICON Mayon recorded in accumulated other comprehensive loss a cumulative decrease in the fair value of the interest swap of approximately $1,128,000 and approximately $686,000, of which the LLC’s share was approximately $575,000 and $350,000, respectively.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(7)	Non-Recourse Long-Term Debt - continued

On April 24, 2008, ICON Aegean and ICON Arabian borrowed approximately $38,700,000 in connection with the acquisition of the Vessels. The non-recourse long-term debt obligations mature on April 24, 2014 and accrue interest at LIBOR plus 1.50% per year. The lender has a security interest in the Vessels and an assignment of the charter hire. The LLC paid and capitalized approximately $387,000 in debt financing costs. At December 31, 2008, the aggregate outstanding balance of the non-recourse long-term debt obligations was approximately $35,008,000.

Simultaneously with the execution of the non-recourse long-term debt agreements mentioned above, the LLC entered into interest rate swap contracts with Fortis in order to hedge the variable interest rates on the non-recourse long-term debt and minimize the LLC’s risk of interest rate fluctuation. The interest rate swap contracts, which were deemed effective as of June 19, 2008, fixed the interest rates of the debt of ICON Aegean and ICON Arabian at 3.93% per year. As of December 31, 2008, ICON Aegean and ICON Arabian recorded in accumulated other comprehensive loss a cumulative decrease in the fair value of the interest rate swaps of approximately $2,488,000, in the aggregate.

On November 18, 2008, ICON Eagle Holdings borrowed $55,000,000 in connection with the acquisition of the Eagle Auriga and Eagle Centaurus. The non-recourse long-term debt obligations mature on November 13, 2013 and accrue interest at LIBOR plus a 1.75% per year margin. The lender has a security interest in the Eagle Auriga and the Eagle Centaurus and an assignment of the charter hire. The LLC paid and capitalized approximately $940,000 in debt financing costs. At December 31, 2008, the aggregate outstanding balance of the non-recourse long-term debt obligations was $55,000,000.

Simultaneously with the execution of the non-recourse long-term debt agreements mentioned above, the LLC entered into interest rate swap contracts with Fortis and DVB in order to hedge the variable interest rates on the non-recourse long-term debt and minimize the LLC’s risk of interest rate fluctuation. The interest rate swap contracts, which were deemed effective as of November 18, 2008, fixed the interest rates of the debt of ICON Eagle Holdings at 4.94% per year for ICON Eagle Auriga and 4.63% per year for ICON Eagle Centaurus. As of December 31, 2008, ICON Eagle Holdings recorded in accumulated other comprehensive loss a cumulative decrease in the fair value of the interest rate swaps of approximately $1,705,000.

On December 18, 2008, ICON Carina Holdings borrowed $27,000,000 in connection with the acquisition of the Eagle Carina. The non-recourse long-term debt obligation matures on November 14, 2013 and accrues interest at LIBOR plus a 1.75% per year margin. The lender has a security interest in the Eagle Carina and an assignment of the charter hire. The LLC paid and capitalized approximately $405,000 in debt financing costs. At December 31, 2008, the aggregate outstanding balance of the non-recourse long-term debt obligation was $27,000,000.

Simultaneously with the execution of the non-recourse long-term debt agreement mentioned above, the LLC entered into an interest rate swap contract with Fortis and DVB in order to hedge the variable interest rate on the non-recourse long-term debt and minimize the LLC’s risk of interest rate fluctuation. The interest rate swap contract, which was deemed effective as of December 18, 2008, fixed the interest rates of the debt of ICON Carina Holdings at 3.85% per year. As of December 31, 2008, ICON Carina Holdings recorded in accumulated other comprehensive loss a cumulative decrease in the fair value of the interest rate swaps of $192,064.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(7)	Non-Recourse Long-Term Debt - continued

On December 31, 2008, ICON Corona Holdings borrowed $28,000,000 in connection with the acquisition of the Eagle Corona. The non-recourse long-term debt obligation matures on November 14, 2013 and accrues interest at LIBOR plus a 1.75% per year margin. The lender has a security interest in the Eagle Corona and an assignment of the charter hire. The LLC paid and capitalized approximately $422,000 in debt financing costs. At December 31, 2008, the aggregate outstanding balance of the non-recourse long-term debt obligation was $28,000,000.

As of December 31, 2008 and 2007, the LLC had net debt financing costs of $2,180,047 and $168,602, respectively.  For the years ended December 31, 2008 and 2007, the LLC recognized amortization expense of $142,199 and $18,436, respectively.

The aggregate maturities of non-recourse long-term debt over the next five years were as follows at December 31, 2008:

Years Ending December 31,

2009	$29,073,897
2010	30,278,713
2011	32,642,767
2012	27,102,842
2013	36,078,301
Thereafter	7,398,548
$162,575,068

(8)	Revolving Line of Credit, Recourse

On August 31, 2005, certain of the LLC’s affiliates (entities sponsored and organized by the Manager), ICON Income Fund Eight B, L.P. (“Fund Eight B”), ICON Income Fund Nine, LLC, Fund Ten and Fund Eleven (collectively, the “Borrowers”) entered into a Commercial Loan Agreement (the “Loan Agreement”), with California Bank & Trust (“CB&T”). The Loan Agreement provided for a revolving line of credit of up to $17,000,000 pursuant to a senior secured revolving loan facility (the “Facility”) which is secured by all assets of the Borrowers not subject to a first priority lien, as defined in the Loan Agreement. Each of the Borrowers is jointly and severally liable for all amounts borrowed under the Facility. Amounts available under the Facility are subject to a borrowing base that is determined, subject to certain limitations, on the present value of the future receivables under certain lease agreements in which the Borrowers have a beneficial interest.

As part of the Loan Agreement, the Borrowers are required to comply with certain financial covenants, including a minimum debt coverage ratio, a tangible net worth covenant, a leverage ratio and a minimum liquidity covenant. The Loan Agreement prohibits any Borrower from declaring or paying any distribution to investors if such a payment would cause such Borrower to become non-compliant with the financial covenants in the Loan Agreement.  The Borrowers were obligated to pay a quarterly commitment fee of 0.5% on unused commitments under the Facility.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(8)	Revolving Line of Credit, Recourse - continued

In addition, the Borrowers entered into a Contribution Agreement (the “Contribution Agreement”), pursuant to which the Borrowers agreed to certain restrictions on the amounts and terms of their respective borrowings under the Facility in order to minimize the risk that a Borrower would be unable to repay its portion of the outstanding obligations under the Facility at any time. The Contribution Agreement also provides that, in the event a Borrower pays an amount under the Contribution Agreement in excess of its share of the total obligations under the Facility, whether by reason of an event of default or otherwise, the other Borrowers will immediately make a contribution payment to such Borrower in such amount that the aggregate amount paid by each Borrower reflects its allocable share of the aggregate obligations under the Facility. The Borrowers’ obligations to each other under the Contribution Agreement are collateralized by a subordinate lien on the assets of each Borrower.

On December 26, 2006, the Borrowers entered into a Loan Modification Agreement (the “Loan Modification”) to the Loan Agreement. The Loan Modification extended the Facility from August 31, 2007 to September 30, 2008 and lowered (i) the interest rate for general advances under the Facility from CB&T’s prime rate plus 0.25% to CB&T’s prime rate and (ii) the interest rate on the five separate advances that are permitted to be made under the Facility at the rate at which United States dollar deposits can be acquired by CB&T in the London Interbank Eurocurrency Market (the “LIEM Rate”) plus 2.75% per year to the LIEM Rate plus 2.5% per year. In addition, pursuant to the terms of the Loan Modification, the Borrowers no longer had to maintain a cash reserve.

On June 20, 2007, the Loan Agreement, the Contribution Agreement and the Loan Modification were modified to add the LLC as a Borrower.

On May 1, 2008, the Borrowers entered into an additional loan modification agreement. The agreement increased the revolving line of credit up to $30,000,000 and extended the expiration date to April 30, 2010. The Borrowers may request a one year extension to the revolving line of credit within 390 days of the expiration date, but CB&T has no obligation to extend. In addition, the quarterly unused commitment fee of 0.5% was reduced to 0.25% on unused commitments under the Facility. The interest rate at December 31, 2008 was 3.25%.

The Borrowers were in compliance with the covenants under the Loan Agreement at December 31, 2008 and 2007.  The Borrowers were also in compliance with the Contribution Agreement at December 31, 2008 and 2007 and no amounts were due to or payable by the LLC under the Contribution Agreement as of such date.

Aggregate borrowings by all Borrowers under the Facility amounted to $6,185,000 at December 31, 2008. The balances of $1,185,000 and $5,000,000 were borrowed by Fund Eight B and Fund Eleven, respectively. On February 26, 2009, Fund Eleven borrowed an additional $600,000 under the Facility.

(9)	Transactions with Related Parties

The LLC has entered into certain agreements with its Manager and ICON Securities, whereby the LLC pays certain fees and reimbursements to these parties.  The Manager is entitled to receive an organizational and offering expense allowance of 3.5% of capital raised up to $50,000,000, 2.5% of capital raised between $50,000,001 and $100,000,000, 1.5% of capital raised between $100,000,001 and $200,000,000, 1.0% of capital raised between $200,000,001 and $250,000,000 and 0.5% of capital raised over $250,000,000.  ICON Securities is entitled to receive a 2% underwriting fee from the gross proceeds from sales of Shares to additional members.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(9)	Transactions with Related Parties - continued

In accordance with the terms of the LLC Agreement, the LLC will pay the Manager (i) management fees ranging from 1% to 7% based on a percentage of the rentals and other contractual payments recognized either directly by the LLC or through its joint ventures, and (ii) acquisition fees, through the end of the operating period, of 3% of the purchase price of the LLC’s investments.  In addition, the Manager will be reimbursed for administrative expenses incurred in connection with the LLC’s operations.

The Manager performs certain services relating to the management of the LLC’s equipment leasing and financing activities.  Such services include, but are not limited to, the collection of lease payments from the lessees of the equipment, re-leasing services in connection with equipment which is off-lease, inspections of the equipment, liaising with and general supervision of lessees to assure that the equipment is being properly operated and maintained, monitoring performance by the lessees of their obligations under the leases and the payment of operating expenses.

Administrative expense reimbursements are costs incurred by the Manager or its affiliates that are necessary to the LLC’s operations.  These costs include the Manager’s and its affiliates’ legal, accounting, investor relations and operations personnel, as well as professional fees and other costs that are charged to the LLC based upon the percentage of time such personnel dedicate to the LLC.  Excluded are salaries and related costs, travel expenses and other administrative costs incurred by individuals with a controlling interest in the Manager.

The Manager also has a 1% interest in the LLC’s profits, losses, cash distributions and liquidation proceeds. The LLC paid distributions to the Manager of $162,440 and $20,561 for the years ended December 31, 2008 and 2007, respectively.  The Manager’s interest in the LLC’s net income for the years ended December 31, 2008 and 2007 was $59,426 and $1,169, respectively.

Fees and other expenses paid or accrued by the LLC to the Manager or its affiliates were as follows:

				For the Period from
				May 25, 2007
				(Commencement of
			Year Ended	Operations) through
Entity	Capacity	Description	December 31, 2008	December 31, 2007
ICON Capital Corp.	Manager	Organizational and
		offering expenses (1)	$2,273,874	$2,841,757
ICON Securities Corp.	Managing broker-dealer	Underwriting fees (1)	$3,458,030	$1,849,163
ICON Capital Corp.	Manager	Acquisition fees (2)	$7,905,969	$2,090,934
ICON Capital Corp.	Manager	Administrative expense
		reimbursements (3)	$2,705,118	$1,346,866
ICON Capital Corp.	Manager	Management fees (3)	$1,474,993	$178,289

(1) Amount charged directly to members' equity.
(2) Amount capitalized and amortized to operations over the estimated service period in accordance with the LLC's accounting policies.
(3) Amount charged directly to operations.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(9)	Transactions with Related Parties - continued

At December 31, 2008, the LLC, through ICON Carina Holdings and ICON Corona Holdings, was due $1,919,144 from an affiliate for the Eagle Carina and the Eagle Corona acquisitions. The LLC also had a payable to the Manager and its affiliates of $1,608,556 relating to administrative expenses to the Manager and to an affiliate for the Eagle Auriga and the Eagle Centaurus acquisitions. At December 31, 2007, the LLC had a net payable to the Manager and its affiliates of $246,926 relating to administrative expenses and organizational and offering fees due to the Manager and underwriting fees due to ICON Securities.

(10)	Derivative Financial Instruments

The LLC is exposed to interest rate risk on the floating-rate non-recourse debt and uses floating-to-fixed interest rate swaps to hedge this exposure.  As of December 31, 2008, the LLC had six floating-to-fixed interest rate swaps designated as cash flow hedges with aggregate notional amounts of approximately $134,575,000.  As of December 31, 2007, the LLC had one floating-to-fixed interest rate swap designated as a cash flow hedge with a notional amount of approximately $22,480,000.

The hedging strategy of the LLC is to match the projected future business cash flows with the underlying debt service.  When the derivative financial instrument is deemed to be highly effective in offsetting variability in the hedged item, changes in its fair value are recorded in accumulated other comprehensive (loss) income and recognized contemporaneously with the earnings effects of the hedged item.  The fair value was determined using market prices and pricing models at December 31, 2008 and 2007.

At December 31, 2008, the LLC’s six floating-to-fixed interest rate swaps related to ICON Carina Holdings, two interest rate swaps for ICON Eagle Holdings, ICON Aegean, ICON Arabian and ICON Mayon. The total unrealized loss recorded to accumulated other comprehensive (loss) income related to the change in fair value of these interest rate swaps was approximately $4,542,000.

At December 31, 2007, the LLC’s floating-to-fixed interest rate swap was related to ICON Mayon. The total unrealized loss recorded to accumulated other comprehensive (loss) income related to the change in fair value of the interest rate swap was approximately $350,000.

For the years ended December 31, 2008 and 2007, gains or losses recorded in earnings representing the amount of the hedges’ ineffectiveness were insignificant. The LLC expects to transfer approximately $2,613,119 from accumulated other comprehensive (loss) income to earnings in the next 12 months.

The LLC manages exposure to possible defaults on derivative financial instruments by monitoring the concentration of risk that the LLC has with any individual bank and through the use of minimum credit quality standards for all counterparties.  The LLC does not require collateral or other security in relation to derivative financial instruments.  Since it is the LLC’s policy to only enter into derivative contracts with banks of internationally acknowledged standing, the LLC considers the counterparty risk to be remote.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(10)	Derivative Financial Instruments - continued

On June 19, 2008, the LLC entered into four foreign exchange Euro-to-USD forward contracts to hedge its exposure to currency translation risk with respect to the Sealynx transaction. Each contract had a notional value of €275,000 with a Euro to USD conversion rate ranging from 1.5184 to 1.5368. During 2008, two of the forward contracts matured and the LLC recognized a gain of approximately $17,000.

(11)	Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes accumulated unrealized loss on derivative financial instruments of $4,455,706 and $349,950 for the years ended December 31, 2008 and 2007, respectively. Accumulated other comprehensive income (loss) includes acumulated unrealized income from currency translation adjustments of $945,976 for the year ended December 31, 2008.

(12)	Fair Value of Financial Instruments

SFAS No. 157

Effective January 1, 2008, the LLC adopted SFAS No. 157. See Note 2, Summary of Significant Accounting Policies.

SFAS No. 157 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

•	Level 1: Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
•	Level 2: Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
•	Level 3: Pricing inputs that are generally unobservable and can not be corroborated by market data.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Manager’s assessment, on the LLC’s behalf, of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(12)	Fair Value of Financial Instruments - continued

The following table summarizes the valuation of the LLC’s material financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1(1)	Level 2(2)	Level 3(3)	Total
Assets:

Warrants	$-	$61,579	$-	$61,579

Derivative Asset	$-	$92,388	$-	$92,388

Liabilities:

Derivative Liabilities	$-	$5,431,968	$-	$5,431,968

(1) quoted prices in active markets for identical assets or liabilities
(2) observable inputs other than quoted prices in active markets for identical assets and liabilities
(3) no observable pricing inputs in the market

The LLC’s derivative contracts, including interest rate swaps, foreign exchange forwards and warrants, are valued using models based on readily observable market parameters for all substantial terms of the LLC’s derivative contracts and are classified within Level 2.  As permitted by SFAS No. 157, the LLC uses market prices and pricing models for fair value measurements of its derivative instruments.  The fair value of the warrants was recorded in other non-current assets and the derivative assets and liabilities were recorded in derivative instruments within the consolidated balance sheets.

SFAS No. 107

Fair value information with respect to the LLC’s leased assets and liabilities is not separately provided since (i) SFAS No. 107, “Disclosures About Fair Values of Financial Instruments,” does not require fair value disclosures of lease arrangements and (ii) the carrying value of financial assets, other than lease related investments, and the recorded value of recourse debt, if any, approximates fair value due to their short-term maturities and variable interest rates.

The estimated fair value of the LLC’s notes receivable was based on the discounted value of future cash flows expected to be received from the loans, based on terms consistent with the range of the LLC’s internal pricing strategies for the transactions of this type.

	Carrying Amount	Fair Value
Fixed rate notes receivable	$52,700,354	$58,409,839

(13)	Concentrations of Risk

At times, the LLC's cash and cash equivalents may exceed insured limits. The LLC has placed these funds in high quality institutions in order to minimize risk relating to exceeding insured limits.

For the years ended December 31, 2008 and 2007, the LLC had three and four lessees that accounted for approximately 55.0% and 99.6% of rental and finance income, respectively.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(13)	Concentrations of Risk - continued

For the years ended December 31, 2008 and 2007, the LLC had two and one borrowers that accounted for approximately 51.7% and 40.0% of interest and other income, respectively.

For the years ended December 31, 2008 and 2007, the LLC had five and three lessees that accounted for approximately 46.4% and 71.0% of total assets, respectively.

 For the years ended December 31, 2008 and 2007, the LLC had two and one lenders that accounted for 92.4% and 98.0% of total liabilities, respectively.

(14)	Geographic Information

Geographic information for revenue, based on the country of origin, and long-lived assets, which includes finance leases, operating leases, net of accumulated depreciation and investment in joint venture were as follows:

	Year Ended December 31, 2008
	United
	States	France	Vessels (a)	Total
Revenue:
Rental income	$10,542,051	$-	$12,398,594	$22,940,645
Finance income	$2,185,240	$1,509,938	$-	$3,695,178
Income from investment in joint venture	$325,235	$-	$-	$325,235

	At December 31, 2008
	United
	States	France	Vessels (a)	Total
Long-lived assets:
Net investment in finance leases	$17,300,158	$9,598,575	$-	$26,898,733
Leased equipment at cost, net	$47,855,363	$-	$254,398,311	$302,253,674
Notes receivable on financing facility, net	$52,700,354	$-	$-	$52,700,354
Investment in joint venture	$5,374,899	$-	$-	$5,374,899

(a)
The LLC's vessels are chartered to three separate companies: one vessel to Teekay, two vessels to Vroon and four vessels to AET. When the LLC charters a vessel to a charterer, the charterer is free to trade the vessel worldwide.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(14)	Geographic Information - continued

	Year Ended December 31, 2007
	United
	States	Vessels (a)	Total
Revenue:
Rental income	$1,023,293	$2,722,170	$3,745,463
Finance income	$762,779	$-	$762,779

	At December 31, 2007
	United
	States	Vessels (a)	Total
Long-lived assets:
Net investment in finance leases	$21,621,930	$-	$21,621,930
Leased equipment at cost, net	$26,107,473	$39,702,293	$65,809,766
Notes receivable on financing facility, net	$4,087,568	$-	$4,087,568

(a)	The LLC's vessel was chartered to Teekay. When the LLC charters a vessel to a charterer, the charterer is free to trade the vessel worldwide.

(15)	Selected Quarterly Financial Data

The following table is a summary of selected financial data, by quarter:

	(unaudited)				Year ended
	Quarters Ended in 2008				December 31,
	March 31,	June 30,	September 30,	December 31,	2008

Total revenue	$4,247,630	$6,925,960	$7,951,245	$10,221,667	$29,346,502

Net income allocable to
additional members	$721,535	$1,401,658	$2,005,987	$1,753,974	$5,883,154

Weighted average number of additional shares of
limited liability company interests outstanding	114,701	157,613	203,998	251,778	181,777

Net income per weighted average
additional share of limited liability company
interests	$6.29	$8.89	$9.83	$6.97	$32.36

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(15)	Selected Quarterly Financial Data - continued

	(unaudited)				Year ended
	Quarters Ended in 2007				December 31,
	March 31,	June 30,	September 30,	December 31,	2007

Total revenue	$-	$21,258	$1,566,901	$3,242,156	$4,830,315

Net (loss) income allocable to
additional members	$-	$(198,846)	$(235,898)	$550,427	$115,683

Weighted average number of additional shares of
limited liability company interests outstanding	-	8,429	35,878	74,081	47,186

Net (loss) income per weighted average
additional share of limited liability company
interests	$-	$(23.59)	$(6.58)	$7.43	$2.45

(16)	Commitments and Contingencies and Off-Balance Sheet Transactions

At the time the LLC acquires or divests of its interest in an equipment lease or other leasing transaction, the LLC may, under very limited circumstances, agree to indemnify the seller or buyer for specific contingent liabilities.  The Manager believes that any liability of the LLC that may arise as a result of any such indemnification obligations will not have a material adverse effect on the consolidated financial condition of the LLC taken as a whole.

On September 28, 2007 and December 10, 2007, the LLC completed its simultaneous acquisitions and leasing back of substantially all of the machining and metal working equipment of LC Manufacturing and Crow. Simultaneously with the closing of the transactions with LC Manufacturing and Crow, the Participating Funds completed similar acquisitions with seven other subsidiaries of MWU pursuant to which the respective funds purchased the machining and metal working equipment of each subsidiary.  Each subsidiary’s obligations under its respective leases (including those of LC Manufacturing and Crow) are cross-collateralized and cross-defaulted, and all subsidiaries’ obligations are guaranteed by MWU.  Each of the Participating Funds has also entered into a credit support agreement, pursuant to which losses incurred by a Participating Fund with respect to any MWU subsidiary are shared among the Participating Funds in proportion to their respective capital investment.  The term of each credit support agreement matches that of the lease agreement.  No amounts were accrued at December 31, 2008 and the Manager cannot reasonably estimate at this time the maximum potential amounts that may become payable under the credit support agreement, if any.

On November 25, 2008, the LLC, through ICON Northern Leasing, purchased the Notes and received an assignment of the MLSA. The Notes are secured by an underlying pool of leases for credit card machines and Northern Leasing Systems, Inc., the originator and servicer of the Notes, provided a limited guaranty of the MLSA for payment deficiencies up to approximately $6,355,000.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(16)	Commitments and Contingencies and Off-Balance Sheet Transactions – continued

In connection with the acquisitions of Eagle Auriga, Eagle Centaurus, Eagle Carina and Eagle Corona, the LLC, through ICON Eagle Holdings, ICON Carina Holdings and ICON Corona Holdings, maintains four restricted cash accounts with Fortis. These restricted cash accounts consist of the free cash balances that result from the difference between the bareboat charter payments from AET and the repayments on the non-recourse long-term debt to Fortis and DVB. The account of ICON Eagle Holdings is cross-collateralized and the free cash remains in the restricted cash account until a cumulative amount of $500,000 is funded into the account. Thereafter, all free cash in excess of $500,000 can be distributed. The free cash for ICON Carina Holdings and ICON Corona Holdings remain in the restricted cash accounts until $500,000 is funded into each account. Thereafter, all free cash in excess of $500,000 can be distributed from the respective accounts. As of December 31, 2008, no amounts were deposited into the restricted cash accounts.

(17)	Income Tax Reconciliation (unaudited)

No provision for income taxes has been recorded by the LLC since the liability for such taxes is the responsibility of each of the individual members rather than the LLC.  The LLC’s income tax returns are subject to examination by federal and State taxing authorities, and changes, if any could adjust the individual income taxes of the members.

At December 31, 2008 and 2007, the members’ capital accounts included in the consolidated financial statements totaled $223,487,730 and $79,289,609, respectively. The members’ capital for federal income tax purposes at December 31, 2008 and 2007 totaled $215,058,845 and $80,136,483, respectively.  The difference arises primarily from sales and offering expenses reported as a reduction in the additional member’s capital accounts for financial reporting purposes, but not for federal income tax reporting purposes and differences in depreciation and amortization between financial reporting purposes and federal income tax purposes.

The following table reconciles net income for financial statement reporting purposes to the net loss for federal income tax purposes for the years ended December 31, 2008 and 2007:

	2008	2007
Net income per consolidated financial statements	$5,942,580	$116,852

Rental income	1,791,376	2,745,798
Depreciation and amortization	(20,199,124)	(6,286,562)
Tax (loss) gain from consolidated joint venture	(2,047,725)	529,288
Other	1,691,381	669,836

Net loss for federal income tax purposes	$(12,821,512)	$(2,224,788)

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2008

(18)	Subsequent Events

On January 5, 2009, the LLC, through ICON Corona Holdings, entered into an interest rate swap contract with Fortis in order to hedge the variable interest rate on its non-recourse long-term debt.

On February 2, 2009, the Participating Funds and IEMC entered into an amended Forbearance Agreement with MWU, LC Manufacturing, Crow and seven other subsidiaries of MWU with respect to certain lease defaults. In consideration for restructuring LC Manufacturing’s lease payment schedule, the LLC received, among other things, warrants to purchase 10% of the outstanding stock of LC Manufacturing, at an exercise price of $0.01 per share, exercisable for a period of five years from the grant date. At December 31, 2008, the Manager determined that the fair value of the warrant was $0.

On February 11, 2009, Pliant commenced a voluntary Chapter 11 proceeding in U.S. Bankruptcy Court to eliminate all of its high-yield debt. In connection with this action, Pliant submitted a financial restructuring plan to eliminate its debt as part of a pre-negotiated package with its high yield creditors. The LLC’s lease is not currently subject to this proceeding. Pliant has indicated that it will continue to operate in a business-as-usual manner during the restructuring process.

On February 17, 2009, Appleton notified the LLC that it was in breach of a financial covenant contained in its secured term loans. As a result of this breach, the parties agreed to increase the interest on the term note from 12.5% per year to 14.25% per year beginning with the payment due on March 1, 2009.

On February 18, 2009, the LLC, through its wholly-owned subsidiary, ICON Murray, LLC, purchased mining equipment for approximately $3,348,000 that is subject to lease with American Energy Corporation and Ohio American Energy, Incorporated. The lease expires on March 31, 2011.

On March 9, 2009, the LLC, through its wholly-owned subsidiary, ICON Global Crossing IV, purchased telecommunications equipment for approximately $2,694,000 that is subject to lease with Global Crossing. The lease expires on March 31, 2012.

On March 18, 2009, the LLC, through its wholly-owned subsidiary, ICON Global Crossing IV, purchased telecommunications equipment for approximately $1,165,000 that is subject to a lease with Global Crossing.  The lease expires on March 31, 2012.

On March 24, 2009, the LLC, through its wholly-owned subsidiary, ICON Victorious, LLC (“ICON Victorious”), purchased an interest in an Accommodation and Work Barge (the “Barge”), Swiber Victorious, from Swiber Engineering Ltd. (“Swiber”) for the purchase price of $42,500,000.  The purchase price was funded by (i) a contribution by ICON Victorious of cash in the amount of $19,125,000 to Victorious, LLC (“Victorious”), a Marshall Islands limited liability company, in exchange for a senior, controlling equity interest in and all management rights with respect to Victorious, (ii) the contribution of the Barge from Swiber in exchange for a subordinate, non-controlling equity interest in Victorious, and (iii) the assumption by Victorious of $5,000,000 of subordinated indebtedness in favor of Swiber that bears interest at the rate of 3.5% per annum and is payable quarterly in arrears. The Barge is subject to an eight year bareboat charter with Swiber Offshore Marine Pte. Ltd. (the “Charterer”) beginning April 1, 2009.  At the conclusion of the charter, the Charterer has an option to purchase the Barge for $21,000,000.  The obligations of the various Swiber entities that are parties to the transaction are guaranteed by Swiber’s parent company, Swiber Holdings Limited.

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